U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 10SB12G/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF

                             SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of

                       The Securities Exchange Act of 1934

        EDUMEDIA SOFTWARE SOLUTIONS CORP. formerly ICON ACQUISITION CORP.
        -----------------------------------------------------------------
                         (Name of Small Business Issuer)

         New York                                              58-2588408
-----------------------                                   --------------------
(State of Incorporation)                                  (IRS Employer ID NO.)


             110 Roosevelt Boulevard, Suite 101, Marmora, NJ, 08223
                    (Address of Principal Executive Offices)

                     Issuer's Telephone Number 412-621-0902

          Securities and Exchange Commission File Number ______________

Securities to be Registered under Section 12 (b) of the Act: NONE

Securities to be Registered under Section 12 (g) of the Act:

Title of each Class                                    Name of each
to be so Registered:                                   Exchange on which
                                                       each Class is to be
                                                       Registered:
COMMON STOCK
$.001 PAR VALUE                                        NOT APPLICABLE

Part I                                                                    3

Item 1. Description of Business                                           3
Item 2. Management's Discussion and Analysis or Plan of Operation        15
Item 3. Description of Property                                          19
Item 4. Security Ownership of Management                                 19
Item 5. Directors, Executives, Officers and Significant Employees        20
Item 6. Executive Compensation                                           21
Item 7. Certain Relationships and Related Transactions                   21
Item 8. Description of Securities                                        24


Part II                                                                  25

Item 1. Market for Common Equity and Related Stockholder Matters         25
Item 2. Legal Proceedings                                                26
Item 3. Changes in or Disagreements with Accountants                     28
Item 4. Recent Sales of Unregistered Securities                          28
Item 5. Indemnification of Directors and Officers                        28


Part F/S                                                                 __

Item 1. Financial Statements                                             __


Part III                                                                 __

Item 1. Index to Exhibits                                                __
Item 2. Description of Exhibits                                          __

PART I

------

Item 1: Description of Business

A. Overview

Edumedia Software Solutions Corporation, formerly known as Icon Acquisition Corp. ("Edumedia" or the "Company"), is a full service computer hardware and software technology supplier. Edumedia has been in the business of providing technology solutions to K-12 educational institutions, real estate and legal firms, and other business clients in the New Jersey, New York, and Pennsylvania regions since its incorporation as Edumedia, Inc. (a New Jersey corporation) in 1995.

Historically, we have focused on the sale of computer hardware and standard software packages to our various clients. Considering the declining margins on computer hardware, we are shifting our sales focus to software, technology solutions, and Internet and Intranet networking. Seeking to build upon our established relationships with several educational industry clients, we are planning the development and sale of a new educational software product: a Web-based Digital Portfolio and Assessment Tool.

B. Corporate History

Edumedia Software Solutions Corporation ("Edumedia" or the "Company") was incorporated as Icon Acquisition Corp. ("Icon") in the state of New York on November 28, 19941, and engaged in the business of mining tungsten and other precious metals in Canada, until October 10, 2000 when it acquired Edumedia, Inc., a New Jersey corporation, in a merger transaction. The Company filed a Form D with the SEC in October 1996, utilizing an exemption from registration under Rule 504 of Regulation D of the 1933 Securities Act, in order to distribute 8,573,337 shares of common stock to 1081 shareholders as a dividend distribution to the stockholders of SLP Technology Corp., with such transaction deemed as a recapitalization pursuant to the express provisions of Rule 144(d)(3)(viii) and SEC Release Number 6862.

Icon voted to enter into a stock-for-stock exchange between Icon and the shareholders of Edumedia, Inc. on April 26, 2000, whereby Icon acquired 100% of the shares in Edumedia in return for twelve million four hundred thousand four hundred (12,400,000) restricted shares of Icon.2. Edumedia then effectively became a subsidiary of Icon, and subsequently merged into the Company in the state of New York on October 10, 2000, which became effective in New York upon filing3. The Company then elected the Officers and Directors of Edumedia, Inc. as its Officers and Directors, who then elected to change the name of the Company from Icon Acquisition Corp. to Edumedia Software Solutions Corporation. As such, we now perform all operations and sell all products and services as Edumedia Software Solutions Corporation. As a result of the Merger and subsequent transactions, the Company's current capitalization consists of 100,000,000 authorized shares, of which 13,713,509 are issued and outstanding.

Edumedia, Inc. was incorporated in New Jersey on October 12, 1995. In 1998, Edumedia, Inc. acquired certain assets of GB Consulting, a computer company located in Millville, NJ for a total consideration of US$200,000. The assets listed in the agreement which the Company acquired included customer list with over 1000 accounts (40 School Districts), the active New Jersey State contract for mini/micro computer equipment as an approved vendor, and the inventory and the fixed assets at location 129 North High Street, excluding accounts receivable, short and long term liabilities which originated before August 1998, and bank accounts. Intangibles included Good Will and a covenant not to compete.4

We are filing this Form 10-SB voluntarily with the intention of establishing fully reporting status with the SEC. The fully reporting status with the SEC is a necessary step in accomplishing our goal of establishing a market for our equity securities sometime in the future. Consequently, the Company will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

C. General Products and Services

Edumedia provides computer related products and services to a variety of clients, most prominently K-12 educational institutions, in New Jersey and New York, and is striving to expand the geographic market for its products and services to Pennsylvania and Delaware. Our primary target clients include
educational    institutions,    federal   and   state   government    contracts,
retailers/wholesalers and distributors, law offices, and real estate offices. Our business strategy for the future concentrates on a gradual transition to higher profit margin products and services, namely: educational software solutions, Internet/Intranet network infrastructure, IT services, and hardware, software, and video teleconferencing solutions.

The products and services provided to educational institutions include technology planning, assessment of New Jersey state mandated core curriculum applications, educational multimedia software, Federal, State and Foundation grant research and writing services, administrative and classroom management software, computer and networking hardware, distance learning infrastructure, and computer repairs/upgrades.

For State and Government contract procurement, the Company is on the New Jersey Bidder's list. For Federal Government contracts, the Company teams up with eight
(8) "A Certified Small Businesses" to provide technology service and product support. For local retail/wholesale distribution clients, we provide technology planning services, accounting, scheduling and word-processing software, training and support services, computer and networking hardware, computer repairs and upgrades, and Internet/Intranet solutions.

We provide law offices with productivity assessment, accounts receivable management software, Internet legal research tools, accounting and word processing software, computer and networking hardware, computer repairs and upgrades, and Internet/Intranet services.

We also provide real estate offices with technology planning services, accounts receivable management and accounting software, contact and property management tools, high-end graphics for multimedia presentations, scheduling and word processing software, training and support programs, communications consulting, Internet/Intranet services, computer networking hardware, and computer repairs and upgrades.

D. New  Web-based   Multimedia   Individualized   Student  Task  Management  and
   Performance Assessment Tool

         The Product

         The Company is seeking to develop a multimedia individualized student task management and performance assessment tool that would allow students to create a digital portfolio of their entire academic career. This product will be Web-based, and as such will allow easy access to students. It would allow teachers to create in-depth Performance Tasks that can incorporate state standards, district or course goals, and guidelines for evaluation of the students' work. Students will be able to complete these various tasks utilizing a variety of multimedia tools, while receiving ongoing teacher review and feedback. The system would enable students to save their best work on CD, or a personal WWW page, thus creating multimedia portfolios that can detail their skills and progress throughout their K-12 education. The Company plans to co-develop this product with the assistance of a software development and programming company that has not yet been selected.

         Development and Marketing

         The Company has identified strategic partners to pilot the final development of this product, prior and during the commercial release. Pilot partners to date for the product development include the Miller School in Northeastern Pennsylvania, and the Camden County Educational Technology Training Center (ETTC) in Southeastern New Jersey. The Company is seeking a pilot partnership with an existing Charter School in Southeastern Pennsylvania, as these schools are by definition innovative and progressive in their methods of education. We plan to have additional pilot partners identified by December 2000. We are also seeking endorsement by a teaching University to partner in a pilot program as well.

         Edumedia has contacted other ETTC's in New Jersey, and has plans to offer seminars to them after product launch. Edumedia will include Ohio, New York and Delaware with similar marketing arrangements, where key market zones are identified and where Edumedia will have the personnel to exclusively service this area.

         Software Requirements, Functionality and Computing Platform

         The first task of the development team is a clear understanding of the software requirements, application functionality, and scope of the project as defined by Company management and application content team. The application content team has defined the software and content requirements, which, along with the technical team's project motto of "simplicity, flexibility, and robustness," will be our guiding principles during software application development.

         A very important technical consideration is the average computing skill and computing platform available to the targeted end users: students, teachers, and administrators of public and non-public K-12 and Higher

         Education learning institutions. Typically, the technical expertise and availability of technical staff at the K-12 level is minimal. To be received well by end users, the application must be simple to install and deploy across the network, and require minimal support from the end user's technical staff.

         Macintosh and Windows based operating systems comprise the majority of public, private, and higher education computing platforms. Linux is also becoming a viable operating system for education institutions due to its growing acceptance in the business community and its reduced cost of ownership. K-12 education institutions typically have a local area network or intra-net in place, or are working towards that goal in the near future. This software tool must accommodate the end users environments described above.

E. The Educational Market

Edumedia's primary market for its products and services has been and will continue to be the educational market. The education industry in America is comprised of 53 million students, 3.1 million teachers, and 15,000 school districts  including  1100  charter  schools  nationwide.  This  large  base  of students, teachers, and administrators are targeted users of the proposed application. Private investment in education related technology has been growing at an annual rate of 113% from 1993 through 1999 (See Inc. Magazine, July 2000 edition and www.eduventures.com). According to industry expert and eduventures.com analyst, Tom Evans it is likely that revenues in the sector will see as much as 100% to 200% growth in 2000. Through the Federal e-rate program (under the Telecommunications Act 1996) over $2.2 billion dollars per year are spent on building infrastructure in America's schools, while the next stage of development is to include the associated software solutions and staff training. This is critical since nearly 60% of today's teachers privately admit to lacking basic computer skills. The states are spending at a high rate as well such that in New Jersey alone a recently enacted law will bring $12 billion dollars in education funding through the year 2002.

Most of the State Departments of Education have mandated specific core curriculum content standards and required reporting mechanisms that show evidence of technology applications in education. School Districts' funding sources from the state and federal level are becoming more and more restricted to compliance with the core standards, and performance based on reported assessment results. A new paradigm in education is evolving such that the focus is increasingly on actual student learning rather than the subject matter taught to them, with educators being held accountable. Many states have identified and mandated specific core curriculum content standards and the student must demonstrate achievement according to them in all subject areas. A major issue, therefore, is just how student achievement can be more effectively measured. Test scores alone are not the best way to assess student performance and intellectual growth. Although standardized tests are needed to make comparisons on a national or regional level, "authentic assessment" records the "real world" capabilities of students and teachers alike, and provides a rich chronicle of relevant development. Some states, such as Vermont and Kentucky, already require portfolios in addition to report cards and transcripts.

More specifically for illustration, with the adoption of Chapter 4: Academic Standards and Assessment in Pennsylvania, schools will need technological tools that help to meet state standards, and to demonstrate that they are met. Software solutions such as the new digital portfolio tool of the Company will have to meet certain specific requirements by providing Curriculum Alignment, Performance Task Development, Authentic Assessment, Curriculum Integration, Oral Presentations on digital media, and Prescriptive Reporting capabilities. Indeed, the standards demand the infusion of technology into the whole curriculum. The

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

Governor's Advisory Commission on Academic Standards stated: "Through a system of academic standards and tests or assessments keyed to those standards, it will be possible to determine the progress schools make from year to year." 'Performance Funds', and other incentive rewards, will be given to schools that can show significant improvement in student achievement and effort based upon these standards. Consequently, schools will be looking for solutions that both infuse technology into the curriculum, and offer the type of curricular reinforcement, assessment, and demonstration of academic standards being sought. A survey by the Pennsylvania Dept. of Education (PDE) in 1995 showed that 88% of the respondents are investigating or implementing portfolio assessment programs in their districts. With the Company's technical expertise in educational technology it can emerge as a leading solution provider to these schools, providing a level of support which includes not only the sale of software and hardware, but continued training and technical support.

The Company's new Web-based digital portfolio and assessment tool will incorporate all required features. The Company understands the need for an effective program to document student achievement that utilizes the most current technology today while meeting state mandated standards.

F. Marketing and Product Recognition Strategy

Pilot Programs

The pilot programs for the new Web-based software product are expected to begin during 1st Quarter of 2001, and will provide relevant product information that is critical to a subsequent successful market launch, expected in 2nd Quarter, 2001. Our experience indicates that the training components are the key to successful market acceptance of a new technical product. Through the Company's pilot partners, the software program will establish its reputation with other neighboring districts and technology administrators for referral sales. Edumedia will emphasize the training component to various district clients within its target market of Pennsylvania, New Jersey, and Ohio. With commercial product launch expected in April 2001, software related sales for the first year (fiscal year July 2001-June 2002) are projected to be upwards of USD $2 Million.

We estimate that once the Mid-Atlantic States market is penetrated, within a short time the model can be duplicated and expanded on a national level. When accepted as a desirable and proven product, it may attract suitors and strategic partners who will be interested in expanding the product's market exposure. The final product is expected to be successful and in high demand because it will provide:

1)       A user friendly design;
2)       A solution to state mandates attractive for administrators;
3) A solution for teachers who need an efficient tool for weekly lesson planning which aligns to curriculum standards;
4) A multi-faceted tool for assessment of achievement to governmental officials, employers, and educational institutions;
5) An easy to navigate tool for parents to access their children's performance and achievement records from home;
6) The ability for students to understand grading guidelines through self-assessment and the use of rubrics to reflect and build on past accomplishments; and
7) The ability for teachers to create digital portfolio and self-assessment through rubrics with standards established by the School District or University.

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

Value Added Re-sellers

Integrated Learning Systems (ILS) have indicated that digital portfolio and authentic assessment are desired features for their target markets, but have not offered a well-rounded digital portfolio solution. ILS's are large well-funded companies with substantial market exposure, and may as such consider this software application to be a desirable add-on component. Once this application has earned a solid reputation as a valuable learning tool, it is anticipated that various marketing agents, ILS's, and distributors will seek to resell our products.

Pricing Strategy

The software pricing shall initially be designed to gain immediate market share, and to pre-empt competition in the geographic market. Preliminary pricing is competitively positioned with other educational applications, and is structured on a per user license basis of $49.95 for each retail sale. Competing programs of some of the larger ILS's, for example, charge $49.95 for their base software and offer additional options that are add-ons at approximately $29.95 per additional feature. Retail licenses may be discounted for volume purchases in multiples of five ($225 each 5 pack) with one installation CD and one documentation CD to be provided for every ten users. For purchases of 100 or greater licenses, the price is intended to be $2,500 for a 100 pack. For purchases of 1,000 or greater licenses, the projected retail price is $20,000. Distributor pricing will be structured at a 35-50% discount for the top tier large volume distributors, 25-35% for regional authorized re-sellers, and special considerations will be offered to select value added re-sellers. By meeting the competition pricing, the Company believes that it will encourage potential customers to compare and choose our software over competing applications.

G. Distribution Model

Direct Sales

Within our geographical market (New Jersey, New York, Pennsylvania, and Delaware), the Company has and will continue to concentrate direct sales efforts on maintaining close relationships with key individuals. We have become recognized for our professional responsiveness. A substantial portion (81%) of our annual income is due to repeat business with pre-existing clients, which reflects the level of current customer satisfaction.

The initial goal of our marketing approach is to build product awareness and introduce the new product to key decision-makers that hold influence in the marketplace. Typically, the decision-making process for the district's purchasing is initiated through contacts with the Curriculum Supervisor and/or Technology Coordinator of the school district. Also critical to the process is recognition and endorsement by the school board.

National Wholesaler

Edumedia is considering the Academic Distributing, Inc. (www.academic-wholesale.com) as a national sales and distribution outlet. The cost of utilizing this wholesaler's services is $10,000 per year in addition to discounted volume purchasing benefits (50% off list), and is considered reasonable and cost-effective. The national wholesaler will supplement the


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

marketing/distributing model that we plan to have in place by providing the ability to penetrate other markets beyond the Mid-Atlantic states without any increases in overhead costs, advertising, or staff. Academic Distributing supplies computer related products through its re-sellers located throughout the United States. Existing Edumedia authorized distributors have a productive relationship with Academic Distributing, and they have provided the re-sellers with product support, order fulfillment, billing and collections, and prompt distribution. Edumedia is in the final stages of contracting with this firm, which should be completed prior to product testing during early 2001.

The national marketing distributor is expected to contribute approximately 15% of total software sales. All national sales outside the immediate geographical market will be filled and distributed from the wholesale distribution firm. Other services they provide will include:

o        Marketing in their catalogs;
o Sales support and training though their re-seller channel; o Conducting informational seminars; and o Trade Show participation.

Strategic Authorized Distributors

The company is establishing contractual relationships with three educational software re-sellers who will provide prominent roles in the development and training aspects of the product launch. These distributors have helped to develop program sales and implementation policies and procedures based on their experience. These strategic partners will be direct participants in pilot program development. These strategic partners will be able to purchase the software at wholesale discount of 25 to 50%.

Independent Sales Representatives

The Company is seeking to establish a network of independent sales reps that will be authorized to sell and distribute the software in their specified geographic regions. Such independent agents typically carry other complimentary product lines of non-competing manufacturers and will help to expand sales through their client base. The agents will provide the necessary staff development and training support to their clients, which will be directed by rigid training guidelines. To implement this, all newly authorized agents will be required to undergo in-house training. All representatives will receive compensation in discounted sales of approximately 25% to 30% off manufacturers list price.

In-house Marketing and Support

In addition to the National Distributor, Authorized Resellers, and Independent Representatives, the Company will hire, train, and compensate a full time direct marketing that will sell only our products and services. The initial in-house marketing plan details direct mail, mass fax, and mass e-mailing activity to strategic targeted accounts including existing accounts to introduce the new software product. Direct sales calls will include appointments with key contacts within the school districts.

H. Competition

The market for computer products and services is very competitive. Edumedia competes primarily with local and regional technology providers, as well as with several national companies. The Company has obtained a competitive edge in the

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

industry by focusing not only on hardware, but also by broadening its scope to include software and the networking aspects of technology implementation. This distinguishes us from limited vendors, who only provide either hardware or software and are thereby restricted to that extent.

From the beginning of a project to the end, our services are all encompassing. We commence our client relationships with a professional, in-depth assessment of what is currently in place in the client's system. Many of our competitors engage in generic bid specifications for client requests, which is likely to result in incompatible software and hardware. This commonly leads to finger pointing between hardware and software vendors, which is counterproductive. By becoming a full-service technology provider, we can effectively produce the results our clients want without unnecessary interference.

The list below consists of local competitors in our present geographic market in New Jersey, New York, and Pennsylvania that have resources available to offer or refer computer repair, on-site service, training, support, classroom training, software and hardware.

==============================================================================
National Competitors                Regional Competitors

----------------------------------- ------------------------------------------
IBM                                 Computer House

----------------------------------- ------------------------------------------
Josten's Computer Corner            Contemporary Computer Resources

----------------------------------- ------------------------------------------
Skills Bank                         Computer Corner

----------------------------------- ------------------------------------------
NovaNet                             Mossmans Business Machines

----------------------------------- ------------------------------------------
Power School                        Compulan

----------------------------------- ------------------------------------------
Flying Rhinoceros                   Atlantic Micro Systems

----------------------------------- ------------------------------------------
Learning Pays.com                   Atlantic Business Machines

----------------------------------- ------------------------------------------
LightSpan                           Kehtron

----------------------------------- ------------------------------------------
TalkStream                          PC Network Services

----------------------------------- ------------------------------------------
Computer Curriculum Corporation     Martek

----------------------------------- ------------------------------------------
                                    Schoolhouse Computers

----------------------------------- ------------------------------------------
                                    Technical Business Systems

----------------------------------- ------------------------------------------
                                   Future Tech

----------------------------------- ------------------------------------------
                                    Software Scene

----------------------------------- ------------------------------------------
                                  Software City

----------------------------------- ------------------------------------------
                                    Business Computer Resources

----------------------------------- ------------------------------------------
                                    Hi Tech Systems

----------------------------------- ------------------------------------------
                                  Technology 21

==============================================================================
Direct Competitors

With respect to our digital portfolio software under development, there are five identified competing products on the market, including Edmin; Superscool; Grady Profile, and the SASI Curriculum Management Group. However, easy access via the Internet, the comparative user-friendliness, a strong staff training philosophy for successful implementation, rubrics for assessment at the student, teacher, and district level, curriculum alignment in lesson planning demonstrating compliance with state mandated core curriculum content standards, and across the curriculum application among multiple subject areas will set the Company and its new software application apart from others.

It is too early to identify competing software programs that are similar to Edumedia's proposed program, and assess their market performance. Although many products have been R & D stages for several years, the national trend in educational techniques is just now maturing to permit commercial acceptance into

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

the market. Until recently these concepts were thought to be strictly academic and theoretical. Edmin, a California based competitor that has previously offered task specific products, has reported meteoritic growth with the introduction of a new software featuring assessment tools similar to Edumedia's Web-based product which is currently under development. Despite the fact that Edmin has clearly established itself as a market leader in a short period of time by becoming the first to market such a product, and by creating a strategic alliance with a marketing powerhouse such as Compaq, its software lacks emphasis on four program features which, in our assessment, are critical:

o        Ease of use
o Strong staff training philosophy for successful implementation o Rubrics for assessment at the student, teacher, and district level o Curriculum alignment in lesson planning which demonstrates compliance with state mandated core curriculum content standards, and across the curriculum application among multiple subject areas.

Furthermore, due to the immensity and diversity of the market Edmin's early success does not preclude Edumedia and other market entrants from achieving substantial market penetration. Another advantage that Edumedia has over identified competitors is its strong local presence, affiliations, and existing customer base. The Company has the ability to develop a network of local providers with accessible, available, and skillful technical support staff. According to the Company's marketing and distribution model described above each direct and authorized re-seller will emphasize essential staff development and training for the teachers and administrators. The training to implement these software programs has been neglected by competitors who seem to have ignored the fact that 60% of teachers lack basic computer skills.

There is a number other companies not listed as direct competitors below which have used the term 'digital portfolio' with respect to certain software products, none of which addresses more than one of the features identified in a well focused digital portfolio solution as defined by state departments of education. An assumption should also be made that there are a number of potential direct competitors, however, the majority of these companies currently lack the financial resources necessary to achieve national recognition in the educational software market.

The following is the current list of identified competitors to date:

1.       Edmin.com
2.       SuperSchool

3.       Aurbach & Associates Grady Profile
4.       The SASI Curriculum Management Group

Indirect Competitors

Indirect competitors in the marketplace include the following:

1. Integrated Learning Systems (ILS's), such as Computer Curriculum Corp., which are large software programming companies. Edumedia will have the opportunity to contract with these companies in order to provide digital profile/assessment software as a companion to their product spectrum;
2. Fully integrated computer companies, such as Compaq and IBM, which offer the entire spectrum of technology in the education arena but do not specifically supply 'Digital Portfolio Assessment Tools'; and
3. Upstart web portals, such as Lightspan and BigChalk who carry bundled software resources on their sites, but do not currently offer any digital portfolio assessment tools.

1.       Integrated Learning Systems (ILS) companies

         -------------------------------------------

These companies offer instructional courseware focusing on the various specific curriculum areas which are standardized in the K-12 education market. ILS's have curriculum management tools already in place as their primary purpose is to monitor student strengths and weaknesses through curriculum exercises in all skills outlined in standard curriculum and tests, and then suggest additional exercises as a remedy to strengthen their weaknesses. This process is referred to as prescriptive reporting. This curriculum management feature is very similar to the prescriptive reporting feature of the software which Edumedia is currently developing.

Despite the apparent similarities with ILS products, there are unique remedial features in Edumedia's software. The limiting factors to the implementation and utilization of ILS products are that they are highly interactive and cumbersome for the novice user. They currently have neglected to implement multimedia digital portfolios although they recognize the need.

Major ILSs include:
o        Computer Curriculum Corp.
         (http://www.cccnet.com,http://www.ccclearn.com/)
o        JostensComputer Corner (http://www.jostenslearning.com)
o        TRO/Plato (http://metalab.unc.edu/cmc/mag/1994/jul/plato.html)
o        SkillsBank
         (http://www.learningcompanyschool.com/solutions/products/sb4over.htm)

2.       Fully integrated computer hardware and software companies
         ---------------------------------------------------------

These include Compaq, IBM, and Apple who offer the entire spectrum of technology in the education arena, but not specifically offering any digital portfolio assessment tools. We have authorization to resell the product lines available from these companies.

3.       Upstart Web Portals

         -------------------

These feature bundled software resources on their sites, covering all technology areas including lesson planning, attendance record keeping, curriculum alignment and management, subscriptions to on-line curriculum companies, and distance learning tools. However, they are not specifically offering any digital portfolio assessment tools at this time. These include:

o        Learning Pays.Com (www.learningpays.com)
o        Lightspan (www.lightspan.com)
o        Task Stream (www.taskstream.com)
o        Novanet
o        Big Chalk
o        PowerSchool (www.powerschool.com)

The features of Edumedia's new Web-based digital portfolio software are unique, and the market for this brand of technology is rapidly evolving. Through public trade shows, interviews with key individuals, and company research, we have identified a large demand for our product's characteristics. The depth and nature of the market dictates that others will soon be offering a competing or similar software product. This represents both an opportunity and a risk for the Company as a rapid commercial offering with sufficient marketing resources is essential to ensure an immediate and substantial market share. Once brand identity is established within the Mid Atlantic states' market, other dominant software/ hardware companies may wish to enter this niche to develop their own competing product, or to purchase our product outright.

I. Intellectual Property

The Company has rights on the name "Edumedia" as a registered service mark until 2007. There is no other intellectual property owned by the Company at present time. We will seek intellectual property rights and protection for our Web-based Digital Portfolio and Assessment software product once the product passes the final stages of planning, and we select and enter into a co-development arrangement with a programming and software consulting company to develop the new software product.

J. Principal Suppliers

Edumedia, being a full service computer hardware, software, and service value added retailer, necessarily maintains relationships with a large number and wide variety of product suppliers. Since 1995 the Company has secured business partnerships with several major hardware and software providers. As a result, we are a Symantec Authorized Developer, Hewlett Packard Authorized Reseller, IBM Business Partner, Dell Authorized Dealer, Compaq Authorized Reseller, 3COM Authorized Reseller, Microsoft Solution Provider, and Adobe Authorized Reseller. In addition, we serve as an Authorized Microsoft Testing Center, and an A+ Certified Service Center. Additionally, our inventory includes products from several other leading manufacturers of the computer hardware and software industry, including American Power Conversion, Corel, Epson America, Intel, Iomega, Kingston Technology, Lexmark, NEC Technologies, Novell, Okidata, Seagate, Sony, Toshiba, ViewSonic, and Western Digital.

K. Major Customers

We have built solid business relationships with our clients evidenced by repeat business with over 60 law offices, 40 school districts, and more than 20 government accounts.

For our clients in the practice of law we provide hardware and industry specific software, including Time Slips, Q & A, Symantec, and Microsoft, and peripheral equipment, installation, training, and technical support. Our legal clients include the following:

o        Robert Fleming, Esq., Goetz, Fleming & Spiegle, Ocean City, NJ
o        Judge Gilbert O. Gilbertson, Esq. , Marmora, NJ
o        Judge Richard Russell, Ocean City, NJ
o        Jo Anne Leigh Gramm, Esq., Linwood, NJ
o        Alan I. Gould, P.C., Wildwood, NJ
o        Judge Louis Belasco, Way and Belasco Law Offices, Wildwood, NJ
o        Rio Grande Attorneys, Inc., Rio Grande, NJ

For our government agency clients we provide hardware and software, peripheral equipment, installation, training, and technical support.

The majority of our business is with schools and school districts. While we cater to a myriad of businesses and industries, we specialize in the development of educational software. Our major school district customers include:
o        Wildwood Board of Education
o        Atlantic County Special School District
o        Upper Township Board of Education
o        Middle Township Board of Education
o        Cape May County ETTC
o        Wildwood Board of Education, Wildwood, NJ
o        Hamilton Board of Education, Mays Landing, NJ
o        Atlantic County Special Sch. Dist., Corbin City, NJ
o        Donald J. Adams School, Northfield, NJ
o        Atlantic County Special Sch. Dist., Winchell School, Mays Landing, NJ
o        West Cape May Elementary Lab, West Cape May, NJ

o        Local and regional business customers include:
o        MarketPlace Realty, Margate, NJ
o        Executive Cash Services Inc., Hammonton, NJ
o        Robert Brooks Assoc., Margate City, NJ
o        Salfi Plumbing & Heating, Avalon, NJ 08202
o        Dosko East Inc., Sea Isle City, NJ 08243


L.       Personnel

The Company currently has 12 full-time employees including John P. Daglis (President and CEO). Grady Faircloth (Consulting Account Manager). Joseph Gorgo (Senior Account Manager), Robert Iaconis (Service Manager). In addition, Edumedia employs 5 IT technicians and 3 sales and administrative support personnel.

Item 2:  Management's Discussion and Analysis or Plan of Operation

The following discussion of the results of operations and financial condition should be read in conjunction with the financial statements and notes thereto attached as Exhibits to this Form 10-SB, reflecting operations and financial condition both before and after the acquisition of Edumedia, Inc.

As set forth in Item 1 above, prior to October 10, 2000, the Company was a development stage company, and as such had no operations. Therefore, all discussions below concerning the performance of the Company prior to the merger with Edumedia, Inc. relate to and reflect the operations of Edumedia, Inc. only.

Special Note - Forward-Looking Statements

Certain statements contained in this Form 10-SB, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.5 Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following: international, national and local general economic and market conditions: demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Form 10-SB. Certain of these factors are discussed in more detail elsewhere in this Form 10-SB. Given these uncertainties, readers of this Form 10-SB and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Results of Operations

Over the past eight years, our revenues have increased steadily at rates between 20% and 70% annually. On December 31, 1998 we had accumulated total assets worth USD $1,210,442.95, of which $14,417.72 were fixed assets, while accounts receivable worth $673,929.86 and an inventory of $253,528.36 represented a bulk of the total then-current assets valued at $972,952.99. Accounting for total liabilities of $1,046,029.93, equity was worth $164,413.02. In the year 1998, the Company generated total revenues of $2,125,101.49. Operating expenses amounted in all to $2,035,594.47 resulting in a net income of $89,507.02 for the year ending December 31, 1998.

By December 31, 1999 our total assets had increased to $2,874,780.62: then current assets stood at $1,950,585.49 with accounts receivable representing $918,556.95 of these. Fixed assets increased in value to $46,967.02. Accounting for total liabilities of $2,531,334.54, equity was worth $343,446.08. In the year 1999, the Company generated total revenues of $2,967,670.42, representing an increase of 39.65% from 1998. However, due to long payment times exceeding 120 days, deferred revenues totaling $554,546.00 from federal grants were not included in the sales figures for 1999. Operating expenses amounted in all to $3,892,634.27 resulting in a net loss of $924,963.85 for the year ending December 31, 1999.

Financial statements for the first three Quarters of the year 2000 show that as of June 30, 2000 our total assets stood at $1,745,304.06: then-current assets were worth $1,424,788.32 with accounts receivable representing $983,980.48 of these. Accounting for total liabilities of $1,425,959.37, equity was worth $319,344.69. In the first nine months of 2000 the Company generated total revenues of $1,234,749.62. Operating expenses amounted in all to $660,495.01 resulting in a net profit of $574,254.61.

Liquidity and Capital Resources

Historically, the Company's working capital needs have been satisfied through obtaining interest bearing loans equity investment from various investors. The Company commenced an offering of its securities in July of 1999, which the Company believes is exempt from registration under Section 4(2) of the 1933 Securities Act, whereby the Company has thus far sold 5,063,094 shares of its common stock in return for US$2,006,424 to a total of 63 investors. For a complete description of the private offering see the section on Recent Sales of Unregistered Securities infra.

As clearly indicated by the figures cited in the above section, despite increasing revenue figures on an annual basis, the Company has endured cash flow constraints. This has largely been due to the fact that to date the Company has relied on interest bearing loans to finance its operations and growth as opposed to equity infusion. Furthermore, a majority of the Company's clients are educational institutions (schools) and state-run educational agencies: such accounts receivable take much more time due to the bureaucratic process involved. Considering further the capital-intensive nature of a hardware inventory necessary for successful operations, the Company has had significant cash flow problems. This has resulted in a situation wherein despite increasing sales and revenue generation the Company has lacked the ability to pay bills and satisfy creditors. This has resulted in certain legal proceedings against the Company by dissatisfied creditors. See Item 2 of Part II of this Form 10-SB on Legal Proceedings.

The Company anticipates meeting its working capital needs during year 2002 and thereafter primarily with revenues from operations. Until that time, Management anticipates the need for approximately US$2,500,000-$3,500,000 in additional capital to continue its marketing and sales growth, for distribution of its educational software and hardware products, and to cover costs of meeting its reporting obligations under the Exchange Act, including legal and accounting expenses. The Company will seek to borrow these funds and/or raise such funds through either the public or private sale of its common stock. No assurances can be given that such financing will be available, or that it can be obtained on terms satisfactory to the Company, if at all. If the Company is unable to secure financing from the sale of its securities or from private lenders, Management believes that the Company will find it hard to continue operating until revenues from current operations increase over time during the year 2001.

Management feels that while $1 million is the minimal amount of funds needed to drive substantial revenue growth during 2001 without engaging in proprietary product development, the optimal amount needed, based on Management's analysis, is approximately $4 million within the first 6 months of year 2001, and an additional $3,000,000 to $6,000,000 during the rest of year 2001, which would be used to substantially expand the Digital Portfolio and Assessment software product's presence in US and international markets. A better understanding of the Company's future investment goals and strategy can be gleaned from the following projected use of proceeds from any future equity offering:

EXPENDITURE                AMOUNT            PERCENTAGE
-------------------------------------------------------
R & D Expense              $ 1,500,000            39.1%
Working Capital            $   750,000            19.5%
Sales (SADA)               $   450,000            11.7%
Professional Fees          $   100,000             2.6%
Short Term Liabilities     $   850,000            22.1%
Long Term Liabilities      $    13,000             0.3%
Tax Liabilities            $   175,000             4.6%
-------------------------------------------------------
TOTAL                      $ 3,838,000             100%

It must be stressed however, that the amounts set forth above are only estimates, and the Company is unable to predict precisely what amount will be used for any particular purpose. Nonetheless, this suggested use of proceeds indicates a focus on the effective sales and marketing of educational software as well as an expansion of manpower and the continued development of technology.

Plan of Operation

The Company sells a variety of computer related products, including hardware, networking infrastructure, educational software, IT solutions and support services. With prices and margins on computer hardware declining rapidly, Edumedia will focus more of its efforts in the future on developing and selling higher margin software and web-based products. To that end, the Company has, and will expend significant amounts of money, up to $1,500,000, during 2001 in order to develop a proprietary digital portfolio manager.

Based on key assumptions, projected financing of $4,000,000, and market trends and analysis, the Company has completed the following financial projections for the years 2001 through 2003:


=================================================================================================================
                                                Edumedia 3 year projections
                                                     REVENUE STATEMENTS


                                                 YEAR              2001                  2002                2003
REVENUES

      Hardware (Includes Ntwrk Infrstructur)                  9,100,000            11,850,000          14,220,000
      Software (commercial, Acct, e-comrce)                     136,000               182,000             218,400
      Technical/Network Svcs                                    783,000             1,566,000           1,879,200
      Training & Support                                        256,000               424,000           1,280,000
        Subcontracted Training & Support                         18,100               106,000             320,000
      Educational Software (Proprietary)                      1,040,000             2,650,000           8,000,000
                                                             ----------            ----------          ---------
Total Revenues                                               11,333,100            16,778,000          25,917,600

COGS

      Hardware (Includes Ntwrk Infrstructur)                  8,607,500             9,480,000          11,376,000
      Software (commercial, Acct, e-comrce)                     128,450               145,600             174,720
      Technical/Network Svcs                                    640,880             1,337,600           1,759,360
      Educational Software Outsourced                           252,000               175,000             200,000
PRODUCT DEVELOPMENT
      Training & Support                                         11,000                25,000              27,000
      Subcontracted Training & Support                            6,200                84,800              84,800
       Product Development                                       29,326                20,000              20,000
       Production Costs                                           9,250                26,500              80,000
      Consulting Costs                                           60,000                30,000              70,000
       Product Marketing Costs                                   57,200               185,500             560,000
       Graphics Integration                                      24,000                     0              10,000
       Outsourced Development Costs                             166,376                25,000              50,000
       Project Director                                          70,000                50,000              50,000
       Software Project Management                               59,900                62,000              64,000
       Product Distribution (Wholesale)                          20,800                41,600              41,600
SELLING EXPENSE
      Selling Expense (Commmissions after draw)                 272,717               335,560             518,352
                                                               --------              --------            -------
Total COGs, Product Dev. & Selling Exp.                      10,313,309            12,024,160          15,085,832

Expenses

      Travel Expense                                             25,800                56,600             145,150
      Office Equipment                                           13,100                17,541              33,084
      Interest Expense                                          276,345               354,665             404,752
      Insurance                                                  38,000                46,000              48,002
      Legal & Professional                                       95,000               190,000             190,000
         Patent/Copyright Registration Fees                       5,000                10,000              20,000
         (Estimated Indirect Product Development Total also includes 50% of unshaded expenses)
      Marketing & Advertising                                    63,000               167,780             259,176
      Office Expense                                             26,500                30,498              34,497
      Payroll Expense                                           898,750               994,158           1,607,758
         Employee Benefits                                       89,875               119,299             192,931
      Payroll Taxes                                             242,663               268,423             434,095
      Postage & Shipping                                         10,900                16,350              19,075
      Rent                                                       74,100                30,000              48,000
      Telephone                                                  30,950                67,112             103,670
Total Expenses                                                1,889,982             2,368,425           3,540,190
                                                             ----------            ----------          ---------

      REVENUE LESS EXPENSES                                    (870,191)           2,385,415           7,291,578
                                                               =========           ==========          =========
================================================================================---------------------------------

In the event that only limited additional financing is received, the Company understands that it may not be able to withstand the intense competition it may face from larger and more adequately financed companies. Even if the Company succeeds in obtaining the level of funding it considers necessary there are no guarantees that these projected revenues and/or profits will materialize. In fact, keeping in mind the possibility of spiralling R & D expenses involved with developing new software and related technology, the Company can give no assurances of any kind regarding funding, revenues, costs, expenses, and/or profits.

Item 3:  Description of Property

The Company's principal executive offices are located at 110 Roosevelt Boulevard, Suite 101, Marmora, NJ, 08223. This facility contains approximately four thousand (4,000) square feet of high-technology office space. The office is fully supported with all the necessary computers, office equipment, and furniture required to efficiently develop, market, and sell software products and services to schools and other higher education institutions and universities, including maintenance and training facilities located on premises.

The Company currently owns no real property.

Item 4:  Security Ownership of Management and Certain Beneficial Owners

Owners of more than five (5) percent of any class of securities:


=============================================================================================================
     Title of Class            Name and Address o         Amount and Nature of         Percent of Class
                                Beneficial Owner          Beneficial Ownership

------------------------- ----------------------------- -------------------------- --------------------------
Common                    John Daglis                           3,891,573                    28.4%

------------------------- ----------------------------- -------------------------- --------------------------
Common                    Papaspanos                            1,222,900                    8.9%

------------------------- ----------------------------- -------------------------- --------------------------
Common                    Karavangelos                          1,069,166                    7.8%
=============================================================================================================

Security Ownership of Management:


=======================================================================================================================
Title of Class        Name and Address of Beneficial         Position        Amount of Shares     Percent of Class
                                  Owner

-------------------- --------------------------------- --------------------- ----------------- ------------------------
Common               John Daglis                       President, CEO,       3,891,573                  28.4%
                                                       Dircetor

-------------------- --------------------------------- --------------------- ----------------- ------------------------
Common               Grady Faircloth                   Director                                     less than 5%
-------------------- --------------------------------- --------------------- ----------------- ------------------------
Common               Joseph M. Gorgo                   Director                                     less than 5%
-------------------- --------------------------------- --------------------- ----------------- ------------------------
Common               George Karavangelos               Director              1,069,166                  7.8%
-------------------- --------------------------------- --------------------- ----------------- ------------------------
Common

=======================================================================================================================

Item 5:  Directors, Executive Officers, Promoters, and Control Persons

John Daglis                35          President, CEO, Director

Grady Faircloth            49          General Sales Manager, Director

Joseph Gorgo               45          Purchasing & Consulting Account Manager,
                                       Director.

George Karavangelos        29          Director

The following is a brief description of the business background of the executive officers and directors of the Company.

John P. Daglis (President, CEO)

As the founder and President of Edumedia, since 1995,(7) Mr. Daglis established company accreditation as a Microsoft Solutions Provider in Education, an IBM Business Partner, a Certified Education Partner with Compaq, a Microsoft Academic Authorized reseller, a Hewlett-Packard Authorized Dealer, and a Symantec Enterprise Developer. Additional authorizations include Intel, 3Com, and Nortell Networks, among others. During these years his company also gained recognition as the First to offer MPEG technology to Schools in the state of New Jersey (August 1993), and was featured by local newspapers in cover page articles such as "Taking elementary students to the 21st Century", and "Local entrepreneur's company helps schools secure technology grants".

Before Edumedia, Mr. Daglis rose in sales and executive management for 8 years with Tandy Corporation in its Business Products and Education Divisions.

Grady Faircloth (General Sales & Senior Account Manager)

Mr. Faircloth is responsible for sales and marketing departments. Other responsibilities include initial consultation with all new accounts, and maintaining overview of communication with existing accounts, overseeing of all proposal preparation and job costing, project planning, consulting, and training instruction with all client engagements. Corresponds with office manager, director of technical services and Purchasing account manager. Mr. Faircloth is also Intel certified as an infrastructure analysis and design technician.

Grady W. Faircloth began working with Edumedia in January, 1998, and is responsible for generating sales beyond the company's financial capacity through strategic efforts and grant application management for school district clients. Before Edumedia, Mr. Faircloth ran a private business as owner of three audio/video retail stores which also offered services such as commercial installations, computer design, computer networking, and custom installation and design.

Joseph Gorgo (Purchasing & Consulting Account Manager)

Mr. Gorgo oversees all purchase orders (incoming/outgoing), and is responsible for existing vendor relations and/or procurement of new vendors to assure best pricing and maximum profit margin available. He is also responsible for maintaining inventory overview/control of in-house and/or available product (hardware/software), marketing assistance, proposal/bid/state contract preparation assistance, daily reporting of in-house/available product (based on current projects) provided to general sales manager, project manger, office manager and director of technical services. Mr. Gorgo is also a CompTIA and A+ certified systems engineer.

Joseph M. Gorgo began working with Edumedia in July 1997, and contributed substantially to the growth of company sales and vendor relations, and is directly responsible several company major brand name authorizations for Edumedia. Before Edumedia, Mr. Gorgo advanced in sales and executive management for 14 years with Tandy Corporation and its growing chain of Radio Shack and Computer City stores.

George Karavangelos (Director)

George Karavangelos is the founder Blue Bell Financial Insurance Agency and Financial services company; owner of the Bal Harbor Restaurant in Wildwood, NJ, and is actively involved in the management of a number of retail and rental properties in the Southern New Jersey Shore.

Item 6: Executive Compensation

John Daglis, the Company's President and Chief Executive Officer, was not paid a salary for services performed for the Company in 1999, and has been paid a salary of US$60,000 for the year 2000. This amount will be increased to US$80,000 for the 2001 year, subject to the Company's receipt of at least US$500,000. To date, no other executive compensation has been paid to any other individual.

Item 7:  Certain Relationships and Related Transactions

1. The Company was incorporated as Icon Acquisition Corp. ("Icon") in the state of New York on November 28, 1994. Subsequent to its incorporation 8,573,337 shares of Icon Common Stock were issued to 1081 shareholders in an offering pursuant to Regulation D, Rule 504. The Company was a development stage company from that date until October 10, 2000 when it acquired Edumedia, Inc., a New Jersey corporation, in a merger transaction. See paragraph 5 below.

2. In August 1998 Edumedia, Inc. (NJ) acquired certain assets of a 9-year old New Jersey state contracted vendor, GB Consulting. This company specialized in the sale of computer hardware, software, services, networking, and consulting to School Districts and commercial clients within the state of New Jersey. Certain specified assets of GB Consulting were purchased by Edumedia, Inc. excluding accounts receivable, short and long term liabilities, which originated before August 1998, and bank accounts. Assets listed in the agreement which the Company acquired included customer list with over 1000 accounts (40 School Districts), the active New Jersey State contract for mini/micro computer equipment as an approved vendor, and the inventory and the fixed assets at location 129 North High Street. Intangibles included Good Will and a covenant not to compete.

     The Company paid $35,000 as down payment for a total purchase price of $200,000. A 2% commission for sales was to be paid under a consulting agreement with the prior proprietor of the business, George Chopeck, until the total purchase price of $200,000 was thus fully paid.

3. In July of 1999, Edumedia NJ issued 500,000 Common Shares to Rosewood International Investment Corporation in exchange for $25,000 and various services.

4. In September 1999, the Company entered into a consulting agreement with Sierra Advisors, Inc. whereby Sierra would provide the Company with legal, financial planning and consulting services in return for 125,000 shares of its Common Stock, to be issued as per an S-8 registration with the Securities and Exchange Commission.

5. On October 10, 2000 the Company merged Edumedia, Inc., a New Jersey corporation incorporated on October 12, 1995 in a stock for stock exchange. The Company agreed to acquire 100% of the outstanding shares of Edumedia, Inc. in return for twelve million four hundred thousand four hundred (12,400,000) restricted shares of Icon. As a result of the merger each outstanding share of Common Stock of the surviving corporation was converted into one-half (0.5) of one (1) share, and each share of the predecessor corporation was converted into one (1) share of the surviving corporation. Subsequent to the merger, the Company elected the Officers and Directors of Edumedia, Inc. as its Officers and Directors8, who then elected to change the name of the Company from Icon Acquisition Corp. to Edumedia, Software Solutions Corporation. As such, the Company now performs all operations and sells all products and services as Edumedia, Software Solutions Corporation. As a result of the Merger, the Company's capitalization consists of 20,000,000 authorized shares, of which 16,686,669 were issued and outstanding at that time.

6. During the 4th Quarter of 2000, the Company's Board of Directors voted to re-purchase 2,973,160 common shares from the Company's President and CEO, John Daglis, in satisfaction of debt owed by Mr. Daglis to the Company in the amount of $598,356, or $.20 per share. As a result of said transaction, the Company currently has 13,713,509 shares issued and outstanding.

Conflicts of Interest

Other than as described herein the Company is not expected to have significant dealings with affiliates. If there are such dealings, the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

However, conflicts of interest are inherent in such dealings, and there is no assurance that such transactions will be favorable to the Company, due to the lack of arms length bargaining. Presently none of the officers and directors have any transactions which they contemplate entering into with the Company, aside from the matters described herein.

Management will attempt to resolve any conflicts of interest that may arise in favor of the Company. Failure to do so could result in fiduciary liability to management

The Company's By-laws indemnify its Officers and Directors against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Item 8:  Description of Securities

(A). Common Stock

The Company is authorized to issue One Hundred Million (100,000,000) shares of Common Stock (the "Common Stock") of par value of One Mil ($.001). As of this date the Company has 13,713,509 shares of Common Stock issued and outstanding, on a fully-diluted basis. Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors in not obligated to declare a dividend and it is not anticipated that dividends will be paid in the near future.

Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable.

All of the Company's shares will contain the following or similar restrictive legend to be placed on the certificates representing these securities:

"The securities represented by this certificate have not been registered under the securities act of 1933, as amended, or under the securities laws of any state. They have been acquired by the holder for investment and may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement covering these securities under the 1933 act or laws, or an opinion of legal counsel satisfactory to the company and its counsel that registration is not required thereunder."

(B). Preferred Stock

Pursuant to the Certificate of Merger the Company amended its Certificate of Incorporation to authorize issuance of Five Million (5,000,000) shares of Preferred Stock (the "Preferred Stock") of par value of One Mil ($.001). As of this date the Company has 24,000 shares of Preferred Stock issued and outstanding.

Each share of Preferred Stock shall be convertible into five (5) shares of Common Stock, at the option of the holder of such share of Preferred Stock. Prior to such election and conversion, the holder of Preferred Stock will not be entitled to vote in a meeting of shareholders.

PART II

Item 1:  Market for Common Stock, Dividends and Related Stockholder Matters

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

To the best of the Company's knowledge, there is no "established trading market" for the Company's common stock. At October 20, 2000, the Company's common stock was not quoted on any recognized exchange, although Management intends on trading its shares on the NASD's OTC Bulletin Board some time in the near future.

As of October 20, 2000 there the Company had 13,713,509 shares of common stock issued and outstanding, held by approximately 543 shareholders of record.

Of the Company's 13,713,509 shares of Common Stock, the 9,426,840 shares issued to Edumedia, Inc. shareholders in the stock-for-stock exchange transaction are deemed "restricted securities" as that term is defined in Rule 144 of the 1933 Securities Act ("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, these shares may be resold pursuant to Rule 144 or may only be resold pursuant to another exemption from the registration requirement.

The original Icon shareholders were issued 8,573,337 (4,286,669 post split) shares under Rule 504 of Regulation D on or around October 1996 for a total of $8,573.34, pursuant to a recapitalization according to the express provisions of Rule 144(d)(3)(viii) and Release Number 6862 of the Securities and Exchange Commission, whereby the holder's holding period for shares received in this distribution will include the holding period commenced more than two years prior to the date of the acquisition of the shares.

As such, any such shares which are held by a "non-affiliated person" of the Company are not subject to any resale restrictions imposed by the 1933 Securities Act, so long as the seller has been a "non-affiliated person" of the issuer for three months prior to the date of the sale, and that furthermore any shares held by a "non-affiliated person" are not subject to the volume limitations imposed by the 1933 Securities Act upon the resale thereof. In addition, if any of these shares of Icon stock are held by non-affiliates for at least one year since same were acquired from Icon or an affiliate, said shares will be eligible for sale pursuant to Rule 144(k), provided such sale is not prohibited by any of the other provisions of Rule 144.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held for two years or more, may sell in "brokers' transactions" every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. A Form 144 must also be filed with SEC notifying that agency of the shares being sold pursuant to Rule 144. Persons who are not affiliates of the Company may sell shares beneficially owned for at least two years at the time of the proposed sale without regard to volume or manner of sale restrictions. Lastly, there is no existing public or other market for the Shares, and there is no assurance that any such market will develop in the foreseeable future.

Dividend Policy

The Company does not currently intend to declare or pay any dividends on its Common Stock for at least nine (9) months, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. As the Company obtains the projected profits, substantial dividends may be delivered to the shareholders of record. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

Transfer Agent

As of October 1, 2000, the transfer agent for the Company's common stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, UT 84117, Attention Mr. Kurt Hughes.


Item 2: Legal Proceedings

Due to the cash flow problems suffered by the Company, as discussed earlier in the Management's Discussion and Analysis section, the Company has certain dissatisfied creditors who have either initiated legal proceedings, or are threatening to do so. Following is a summary of actual or threatened legal proceedings involving the Company.

Litigation

Summons were issued, and criminal proceedings have been instituted, against the President of the Company, John P. Daglis, in regard to two complaints of alleged. The prosecutor's office has now accepted a proposal to enter a pre-trial intervention program within the state of New Jersey to satisfy the following complaints:

1. Proteva                          $ 124,000.00
2. Micro Connections                $  24,000.00
3. Sun Bank                         $  40,000.00
------------------------------------------------
   TOTAL                            $ 188,000.00

The Company will indemnify John Daglis against these claims, and has accepted a 3-year pre-trial intervention instalments payment plan that was proposed by the prosecutor's office to settle the complaints and eliminate further proceedings in this regard.

Further, the Company will also indemnify Mr. Daglis against a complaint initiated by the District Justice's office in Adams County, Pennsylvania for alleged failure to take reasonable measures to restore property (US$49,000.00) to the County of Adams after a mistaken overpayment made by the complainant, and alleged failure to make required disposition of funds. The District Justice's office has proposed a repayment plan to settle the complaint and eliminate further proceedings.

(County of Adams, PA                $  49,000.00)

Following is a summary of other civil litigation which has been commenced against the Company; the amounts involved, and the present state of the claims are as listed:

1.       Comtec Systems, Inc.                                 $69,369.50
Filed complaint and received an order granting partial summary judgment;

2.       Ingram Micro                                         $38,637.04
Filed complaint; Co. has filed answer of denial; interrogatories taking place;

3.       Merisel Americas, Inc.                               $35,631.29
Filed complaint; Co. has filed answer of denial (accepted out of time); interrogatories taking place;

4.       Curtis                                               $29,943.21
Filed complaint and received judgment against the Company on June 30, 2000;

5.       System Warehouse                                     $15,371.00
Filed complaint; Co. has filed answer of denial (accepted out of time); interrogatories taking place;

6.       PC Age, Inc.                                         $8,601.15
Filed complaint; Co. has filed answer of denial in time;

7.       TechData                                             $4,500.00
Filed complaint; Co. has filed answer of denial in time;

8.       Seneca Data Distributors                             $4,436.26
Filed  complaint   against   Company;   filed  answer  of  denial  in  time;  no
interrogatories taking place yet;

9.       Infotel                                              $4,400.00
Filed complaint; Co. has filed answer of denial (accepted out of time); interrogatories taking place;

10.      RC Maxwell                                           $3,735.00
Filed  complaint   against   Company;   filed  answer  of  denial  in  time;  no
interrogatories taking place yet;

11.      All Components                                       $2,453.40
Filed complaint and received judgment against the Company on September 28, 2000; and

12.      Marlin Leasing Corp.                                 $1,118.08

Filed  complaint   against   Company;   filed  answer  of  denial  in  time;  no
interrogatories taking place yet.

Threatened Litigation

The following complainants have made serious and credible threats to commence civil litigation against the Company. However, as of the Reference Date no such claims have, in fact been filed.

1. Leadman Electronics              for               $ 10,577.03
2. RLM Group                        for               $  9,653.25
3. Creative Computers               for               $  1,971.00
4. AMP Electronics                  for               $  1,425.24

Settlements/Payment Plans

The Company owes taxes for the year 1999, for the payment of which liens and payment plans are already in place.

1. TAXES: Federal Withholding                         $ 105,553.00
2. TAXES: Sales Tax                                   $  18,423.00

The Company has settled small claims with the following:

3. John L. Hoffman, CPA                              $       948.50
($200/month payment plan)

Item  3: Changes  in and  Disagreements  with  Accountants  on  Accounting   and
Financial Disclosure

There have been no disagreements with accountants over any matters pertaining to financial disclosure.

Item 4:  Recent Sales of Unregistered Securities

1. Between December 1999 and March 2000 the Company issued Common Stock to certain creditors in satisfaction of outstanding debt as follows:

No. of Investors  Accredited(?)        Common Shares     Total $_invested
-------------------------------------------------------------------------
13                Accredited           3,232,781           $1,237,423
7                 Non-Accredited       1,101,145           $  420,422

The  Company  believes  that this  offering is exempt  from  registration  under
Section 4(2) of the 1933 Securities Act.

2. In a private placement of its Common Stock conducted between July 20, 1999 and December 31, 1999, which offering the Company believes is exempt from registration under Section 4(2) of the 1933 Securities Act, the Company sold securities as follows:

No. of Investors  Accredited(?)        Common Shares     Total $_invested
-------------------------------------------------------------------------
4                 Accredited           174,722             $   44,250
4                 Non-Accredited       26,786              $   30,000

3. In a private placement of its Common Stock conducted between January 1, 2000 and August 31, 2000, which offering the Company believes is exempt from registration under Section 4(2) of the 1933 Securities Act, the Company sold securities as follows:

No. of Investors  Accredited(?)        Preferred Shares  Total $_invested
-------------------------------------------------------------------------
1                 Accredited           24,000              $   30,000

No. of Investors  Accredited(?)        Common Shares     Total $_invested
11                Accredited           399,498             $  141,000
23                Non-Accredited       104,162             $  103,329


Item 5:  Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: "Each Director and Officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may have been made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty."

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable New York law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so. The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

These provisions in the Bylaws are in accordance with the statutory directives of the New York Business Corporation Law.9 Section 722 of NYBCL specifically authorizes a corporation to indemnify its officers and/or directors against actions or proceedings arising out of their performance of duties as officers and directors of the company, or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise at the request of the company, if such officer or director acted in good faith for a purpose he reasonably believed to be in the best interest of the company.
Section 726 of NYBCL authorizes a company to purchase and maintain insurance protection for its officers and directors.

--------

                                    FOOTNOTES
                                    ---------

1  See Icon Acquisition Corp. Certificate of Incorporation as Exhibit __.
2 See Agreement of Merger between Icon and Edumedia, Inc. dated April 26, 2000 as Exhibit __.
3 See Certificate of Merger between Icon and Edumedia, Inc. filed in New York on October 12, 2000 as Exhibit __.
4  See the Consulting Agreement attached as Exhibit __.
5 Section 27A(b)(2)(D) of the Securities Act of 1933, and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 state that the safe harbor for forward looking statements applies to statements made by issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act at the time the statement is made. Therefore, the Litigation Reform Act's safe harbor does not apply to statements contained in this registration statement.

6 This information contains forward-looking statements and therefore may involve known and unknown risks and uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth as risk factors detailed from time to time in the Company's periodic reports and other financial statements, and herein.

7 Mr. Daglis started the business as a sole proprietorship in 1992 and incorporated it into a New Jersey company Edumedia, Inc. in 1995.
8  See Certificate of Merger and Plan of Merger attached in the Exhibits.
9  See Sections 721-726 of New York Business Corporation Law.

                             ICON ACQUISITION CORP.
                            (A NEW YORK CORPORATION)
                              ROCHESTER, NEW YORK

                               FINANCIAL REPORTS
                                       AT
                                OCTOBER 4, 1996

                             ICON ACQUISITION CORP.
                            (A New York Corporation)
                               Rochester, New York

                                TABLE OF CONTENTS
                                -----------------

Independent Auditor's Report                                           1

Balance Sheet at October 4, 1996                                       2

Statement of Stockholders' Equity for the Period
  November 28, 1994 (Date of Inception) to October 4, 1996             3

Notes to Financial Statements                                          4

ROTENBERG & COMPANY, LLP
Certified Public Accountants & Consultants
500 First Federal Plaza
Rochester, N.Y 14614
(716) 546-1158          Fax (716) 546-2943

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
   and Stockholders
Icon Acquisition Corp.
Rochester, New York

         We have audited the accompanying balance sheet of Icon Acquisition Corp. (a New York Corporation) as of October 4, 1996, and the related statement of stockholders' equity for the period November 28, 1994 (date of inception) to October 4, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and statement of stockholders' equity are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet and statement of stockholders' equity. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the balance sheet and statement of stockholders' equity present fairly, in all material respects, the financial position of Icon Acquisition Corp. as of October 4, 1996, in conformity with generally accepted accounting principles.

By: /s/ Rotenberg & Company, LLP
--------------------------------
        Rotenberg & Company, LLP

Rochester, New York
October 4, 1996

                             ICON ACQUISITION CORP.
                            (A New York Corporation)
                               Rochester, New York

                        BALANCE SHEET AT OCTOBER 4, 1996
                        --------------------------------

                                     ASSETS
                                     ------

Cash and Cash Equivalents                                          $      --
Accounts Receivable                                                       --
Marketable Securities                                                     --
Inventory                                                                 --
Organizational Expense                                                 8,573
Start-Up Costs                                                           863
                                                                   ---------
                                  Total Assets                     $   9,436
                                  ------------                     =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Liabilities
-----------
   Accounts Payable                                                $      --
   Accrued Expense                                                        --
   Customer Deposits and Advances                                         --
   New York State Franchise Taxes Payable and Accrued                    863
                                                                   ---------
                               Total Liabilities                   $     863
                               -----------------                   ---------
Stockholders' Equity

   Common Stock: $.001 Par; 20,000,000 Shares Authorized,
                        8,573,337 Shares Issued and Outstanding        8,573
   Additional Paid In Capital                                             --
   Retained Earnings                                                      --
                                                                   ---------
                           Total Stockholders' Equity              $   8,573
                           --------------------------              ---------
                    Total Liabilities and Stockholders' Equity     $   9,436
                    ------------------------------------------     =========

The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                             ICON ACQUISITION CORP.
                            (A New York Corporation)
                               Rochester, New York

                STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD
                ------------------------------------------------
             NOVEMBER 28 1994 (DATE OF INCEPTION) TO OCTOBER 4 1996
             ------------------------------------------------------

                                                                                        Additional
                                          Number             Par           Common        Paid In        Retained    Stockholders'
                                        of Shares           Value           Stock        Capital        Earnings        Equity
                                        ---------         -------         -------       ----------      --------    -------------
Balance - November 28, 1994                   ---         $    --         $    --         $  --          $  --          $    --

Common Stock Issued December 5 1994     8,573,337            .001           8,573            --             --            8,573

Net Income for the Period
  November 28, 1994 to October 4 1996         ---              --              --            --             --               --

Distribution-- October 2 1996                 ---              --              --            --             --               --
                                        ---------         -------         -------       ----------      --------    -------------
Balance - October 4, 1996               8,573,337         $  .001         $ 8,573         $  --          $  --          $ 8,573
                                        =========         =======         =======       ==========      ========    =============


The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                             ICON ACQUISITION CORP.
                            (A New York Corporation)
                               Rochester, New York

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

Note A - Summary of Sinnificant Accounting Policies
         Method of Accounting

         The  corporation   maintains  its  books  and  prepares  its  financial
         statements on the accrual basis of accounting. .

Note B - Scope of Business

         The corporation was formed on November 28, 1994 under the laws of the State of New York. The corporation has been inactive since its formation and has never conducted any business.

Note C - Organizational Expenses

         Organizational  expenses  represent  management,   consulting,   legal,
         accounting, and filing fees, incurred to date in the formation of the corporation.

Note D - New York State Franchise Taxes Payable and Accrued

         All corporations formed under New York State law, whether active or inactive, are subject to annual minimum New York State franchise taxes and filing fees. The corporation has provided for these costs for the period November 28, 1994 through October 4, 1996 and are included in start-up costs.

Note E - Issuance of Common Stock

         On December 5, 1994, the corporation issued 8,573,337 shares of its common stock to Icon Holding Company (the former stockholders of SLP Technology Corp.) in exchange for all of its assets for and in consideration of Icon Holding Company funding certain legal and other expenses of the corporation.

         A summary of the assigned fair value of the assets received from the trust in exchange for the corporation's common stock follows:

                           Various Stock Securities                    $    --
                           Organization Expenses of Forming,
                             the Corporation (See Note C)                8,573
                                                                       -------
                               Total                                   $ 8,573
                                                                       =======

Note F - Distribution - Spin-Off

         On October 2, 1996, the corporation transferred all of its tangible assets (stock securities) to Neft Holding Co. for the benefit of the stockholders of record as of October 2, 1996, for and in consideration of Neft Holding Company funding certain legal and other expenses of the corporation. Said stock securities had no carrying value on the corporate books and had no ascertainable fair value at the date of the distribution.

                             ICON ACQUISITION CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                            (A NEW YORK CORPORATION)
                               Rochester, New York

                                FINANCIAL REPORTS

                                       AT

                                 MARCH 31, 2000

ICON ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Rochester, New York

TABLE OF CONTENTS
================================================================================

Independent Auditor's Report                                                   1

Balance Sheet at March 31, 2000                                                2
Statement of Changes in Stockholders' Deficit for the Period From
  Date of Inception  (November  28, 1994)  through March 31, 2000              3

Statement of Operations for the Three Years Ended March 31, 2000,
  1999 and 1998 and for the Period From Date of Inception
  (November 28, 1994) through March 31, 2000                                   4

Statement of Cash Flows for the Three Years Ended March 31, 2000,
  1999 and 1998 and for the Period From Date of Inception
  (November 28, 1994) through March 31, 2000                                   5

Notes to Financial Statements

ROTENBERG & COMPANY, LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
  and Stockholders
Icon Acquisition Corp.
Rochester, New York

         We have audited the accompanying balance sheet of Icon Acquisition Corp. (A Development Stage Company) (A New York Corporation) as of March 31, 2000, and the related statements of operations, changes in stockholders' deficit, and cash flows for each of the three years in the period ended March 31, 2000 and for the period from date of inception (November 28, 1994) through March 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Icon Acquisition Corp. as of March 31, 2000, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 and for the period from date of inception (November 28, 1994) through March 31, 2000, in conformity with generally accepted accounting principles.

By: /s/ ROTENBERG & COMPANY, LLP
--------------------------------
        Rotenberg & Company, LLP

Rochester, New York
April 3, 2000

ICON ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Rochester, New York

BALANCE SHEET
================================================================================
March 31, 2000

ASSETS

Current Assets                                                       $        -
--------------------------------------------------------------------------------
Total Assets                                                         $        -
================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities
Accrued Franchise Taxes                                              $    1,668
Accrued Penalties and Interest                                              949
--------------------------------------------------------------------------------
Total Liabilities                                                         2,617
================================================================================

Stockholders' Deficit
Common Stock: $.001 Par; 20,000,000 Shares Authorized,
                    8,573,337 Shares Issued and Outstanding               8,573
Deficit                                                                 (11,190)
--------------------------------------------------------------------------------
Total Stockholders' Deficit                                              (2,617)
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit                          $        -
================================================================================


    The accompanying notes are an integral part of this financial statement.

ICON ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Rochester, New York

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
============================================================================================================================
 For the Period From Date                                                         Additional                      Total
 of Inception (November 28, 1994)      Number            Par           Common       Paid-In                    Stockholders'
  through March 31, 2000              of Shares         Value          Stock        Capital        Deficit       Deficit
----------------------------------------------------------------------------------------------------------------------------
Inception - November 28, 1994               -          $     -       $       -      $   -         $       -      $      -

Common Stock Issued -
  December 5, 1994                    8,573,337          0.001           8,573          -                 -         8,573
Net Loss                                      -              -               -          -            (8,573)       (8,573)
----------------------------------------------------------------------------------------------------------------------------
Balance - March 31, 1995              8,573,337          0.001           8,573          -            (8,573)             -

Net Loss                                      -              -               -          -              (500)         (500)
----------------------------------------------------------------------------------------------------------------------------
Balance - March 31, 1996              8,573,337          0.001           8,573          -            (9,073)         (500)

Net Loss                                      -              -               -          -              (632)         (632)
----------------------------------------------------------------------------------------------------------------------------
Balance - March 31, 1997              8,573,337          0.001           8,573          -            (9,705)       (1,132)

Net Loss                                      -              -               -          -              (553)         (553)
----------------------------------------------------------------------------------------------------------------------------
Balance -March31, 1998                8,573,337          0.001           8,573          -           (10,258)       (1,685)

Net Loss                                      -              -               -          -              (493)         (493)
----------------------------------------------------------------------------------------------------------------------------
Balance - March 31, 1999              8,573,337          0.001           8,573          -           (10,751)       (2,178)

Net Loss                                      -              -               -          -              (439)         (439)
----------------------------------------------------------------------------------------------------------------------------

Balance - March 31, 2000              8,573,337        $ 0.001       $   8,573      $   -         $ (11,190)     $ (2,617)
============================================================================================================================

    The accompanying notes are an integral part of this financial statement.

ICON ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Rochester, New York

STATEMENT OF OPERATIONS
============================================================================================
                                For the Period From
                                 Date of Inception
                                (November 28, 1994)               Years Ended March 31,
                                      Through
                                   March 31, 2000           2000         1999          1998
--------------------------------------------------------------------------------------------
Revenues                            $         -           $    -       $    -        $    -
Expenses
Organizational Costs                     (8,573)               -            -             -
Franchise Taxes, Filing Fees,
  Penalties and Interest                 (2,617)            (439)        (493)         (553)
--------------------------------------------------------------------------------------------
Net Loss for the Period             $   (11,190)          $ (439)      $ (493)       $ (553)
============================================================================================

    The accompanying notes are an integral part of this financial statement.

ICON ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Rochester, New York

STATEMENT OF CASH FLOWS
================================================================================================================
                                                 For the Period From
                                                  Date of Inception
                                                 (November 28, 1994)               Years Ended March 31,
                                                       Through
                                                   March 31, 2000         2000           1999             1998
----------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net Loss for the Period                             $  (11,190)      $     (439)      $    (493)       $   (553)
Non-Cash Adjustments:
  Organizational Costs                                   8,573                -               -               -
Changes in Assets and Liabilities:
  Accrued Franchise Taxes                                1,668              325             325             325
  Accrued Penalties and Interest                           949              114             168             228
----------------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities                     -                -               -               -
----------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                    -                -               -               -

Cash and Cash Equivalents -
  Beginning of Period                                        -                -               -               -
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents -
  End of Period                                     $        -        $       -        $      -         $     -
================================================================================================================

NON-CASH FINANCING ACTIVITIES
================================================================================================================
  Organizational Costs Paid by Stockholders
  in exchange for Common Stock                      $   (8,573)       $       -        $      -         $     -
Common Stock Issued                                 $    8,573        $       -        $      -         $     -
================================================================================================================

    The accompanying notes are an integral part of this financial statement.

ICON ACQUISITION CORP.
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Rochester, New York

NOTES TO FINANCIAL STATEMENTS
================================================================================

Note A - Summary of Significant Accounting Policies
         Method of Accounting

         The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Note B - Scope of Business

         Icon Acquisition Corp. ("The Company') was formed in November, 1994, under the laws of the State of New York. The Company was dormant until March, 2000, when it was determined to commence general business.

Note C - Organizational Expenses

         Organizational expenses represent management, consulting, legal, accounting, and filing fees, incurred to date in the formation of the Company. Organizational costs are expensed as incurred per Statement of Position 98-5 on reporting on the costs of start-up activities.

Note D - New York State Franchise Taxes Payable and Accrued

         All corporations formed under New York State law, whether active or inactive, are subject to annual minimum New York State franchise taxes and filing fees. The Company has provided for these costs for the period November 28, 1994 through March 31, 2000.

Note E - Common Stock

         Since inception, the Company has had all of its organizational costs (See Note C) paid by the shareholders. The shareholders paid $8,573 for these services for which they received 8,573,337 shares of the Company's common stock.

                                  EDUMEDIA, PNC

                              FINANCIAL STATEMENTS

                         Year ended December 31, 1998

                                  EDUMEDIA, INC

                                TABLE OF CONTENTS

                          Year Ended December 31, 1998

         .
                                                            Page Number
                                                            -----------

INDEPENDENT AUDITORS' REPORT.....................................1

FINANCIAL STATEMENTS

         Balance Sheet ..........................................2-3

         Statement of Income.....................................4

         Statement of Retained Earnings..........................5

         Statement of Cash Flows.................................6-7

         Notes to the Financial Statements.......................8-11

                               DEMBA & ASSOCIATES
                          CERTIFIED PUBLIC ACCOUNTANTS

742 US HWY 206 SO.                                        912-3 RENATE DR.
BELLE MEAD, NJ 08502                                      HILLSBOROUGH, NJ 08876
TEL: (908) 359-0900                                       TEL: (908) 359-0222
FAX: (908) 359-8511                                       FAX: (908) 359-8573

                            INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Edumedia, Inc.

We have audited the accompanying balance sheet of Edumedia, Inc. as of December 31, 1998 and the related statements of income and retained earnings and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures ire the financials statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements refereed to above present fairly, in all material respects the financial position of Edumedia, Inc. as of December 31, 1998 ,and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Hillsborough, New Jersey

July 21, 2000

By: /s/ Demba & Associates
--------------------------
        Demba & Associates

                                 EDUMEDIA, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

CURRENT ASSETS

    CASH - PETTY CASH (ON HAND)          $     634.18
    CASK. GENERAL OPERATING A/C                 52.28
    CASH, CORP. OPERATING A/C               22,793.67
    CASH, PAYROLL A/C                           37.69
    ACCOUNTS RECEIVABLE - TRADE            673,929.86
    PREPAID EXP'S, CONSULTING FEES          20,868,95
    INVENTORY - HARDWARE/SOFTWARE          253,628.36
    PREPAID INSURANCE                        1,108.00
                                         ------------
    TOTAL CURRENT ASSETS                                       972,952.99

FIXED ASSETS

    MACHINERY & EQUIPMENT                   36,950.23
    A/D - MACH1NERY & EQUIPMENT            (26,564.51)
    DEF. FINANCING COSTS                     4,480.00
    A/A - DEF. FINANCING COSTS                (448.00)
                                         ------------

    T0TAL FIXED ASSETS                                          14,417.72

OTHER ASSETS

    SHAREHOLDER LOANS REC.                 223,072.24
                                         ------------

    TOTAL OTHER ASSETS                                         223,072.24
                                                            -------------
           TOTAL ASSETS                                     $1,210,442.95
                                                            =============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998

                             LIABILITIES AND EQUITY

CURRENT LIABILITIES

    ACCOUNTS PAYABLE - TRADE            $ 345,234.61
    ACCRUED EXPENSES                       10,000.00
    PAYROLL TAXES PAYABLE                  20,525.45
    CURRENT PORTION - LOAN PAY SBA          3,515.94
    NJ SALES TAX PAYABLE                    2,581.05
    PLEDGED RECEIVABLES CONTG LIAB        604,794.28
                                        ------------

    TOTAL CURRENT LIABILITIES                                 986,651.23

LONG-TERM LIABILITIES

    LOAN PAYABLE - SBA                     59,378.70
                                        ------------
    TOTAL LUNG-TERM LIABILI'T'IES                              59,378.70
                                                          --------------
         TOTAL LIABILITIES                                 1,046,1023.93

EQUITY

    CAPITAL STOCK                          3, 000.00
    ADDITIONAL PAID IN CAPITAL              9,000.00
    RETAINED EARNINGS - PRIOR              62,906.00
    RETAINED EARNINGS--CURRENT YEAR        89,507.02
                                        ------------
    TOTAL EQUITY                                              164,413.02
                                                          --------------
         TOTAL LIABILITIES AND EQUITY                     $ 1,210,442.95
                                                          ==============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                  EDUMEDIA INC.
                                INCOME STATEMENT
                   FOR THE 12 PERIODS ENDED DECEMBER 31, 1998

                                  YEAR TO DATE

                                          ACTUAL       PERCENT

REVENUE

  REVENUE                         $  2,125,101.49        100.0%
                                  ---------------      -------
  TOTAL REVENUE                      2,125,101.49        100.0

         GROSS PROFIT                2,125,101.49        100.0

OPERATING EXPENSES

  PURCHASES                          1,394,685.14         65.6
  SALARIES                             280,293.38         13.2
  COMMISSIONS                              469.17           .0
  PAYROLL TAX EXPENSE                   37,083.18          1.7
  OFFICE SUPPLIES & STAT'Y              23,931.44          1.1
  POSTAGE & SHIPPING                    20,276.29          1.0
  DATA & P/R PROCESSING FEES               174.40           .0
  RENT                                  18,339.00           .9
  TELEPHONE                             20,948.64          1.0
  INSURANCE                              9,104.13           .4
  PROFESSIONAL DUES & ASSN'S             2,124.90           .1
  ADVERTISING                           29,681.50          1.4
  INTEREST EXPENSE                     102,512.96          4.8
  DEPRECIATION                           5,426.38           .3
  AMORTIZATION                             448.00           .0
  AUTO & TRAVEL                         10,969.45           .5
  PROFESSIONAL FEES                     40,113.94          1.9
  LICENSE & REGISTRATION FEES              530.00           .0
  EMPLOYEE BENEFITS                      5,138.31           .2
  MEALS & ENTERTAINMENT                  3,111.14           .1
  TRAVEL & LODGING                       9,090.87           .4
  MISCELLANEOUS                            269.43           .0
  OFFICE EQUIPMENT RENTAL/LEASE          2,060.66           .1
  INTEREST INCOME                          (14.81)          .0
  FACTOR FEES                           18,806.99           .9
                                  ---------------      -------
  TOTAL OPERATING EXPENSES           2,035,594.47         95.8
                                  ---------------      -------
  NET INCOME FROM OPERATIONS            89,507.02          4.2
                                  ---------------      -------
  EARNINGS BEFORE INCOME TAX            89,507.02          4.2
                                  ---------------      -------
  NET INCOME                      $     89,507.02          4.2%
                                  ===============      =======

               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.
                         STATEMENT OF RETAINED EARNINCS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

RETAINED EARNINGS, BEGINNING OF YEAR                    $   62,996.04

NET INCOME                                                  89,507.02
                                                        -------------

RETAINED EARNINGS, END OF YEAR                          $  152,413.02
                                                        =============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES
      Cash Received from Customers                                         $ 1,665.598.63
      Cash Paid to Vendors, Employees & Other Operating Expenses            (1,302.736.55)
      Taxes Paid                                                               (37,083.19)
      Interest Income                                                               14.81
      Interest Expense                                                        (102,512.96)
                                                                           --------------
Net Cash Provided by Operating Activities                                      223,280.75
                                                                           --------------
CASE FLOWS FROM INVESTING ACTIVITIES
      Fixed Asset Acquisitions - Equipment                                      (5,046.23)
      Intangible Asset Costs - Def. Financing                                   (4,480.00)
      Shareholder Loans                                                       (254,788.24)
                                                                           --------------
Net Cash (Used) by Investing Activites                                        (264,314.47)
                                                                           --------------
CASH FLOWS FROM FINANCING ACTIVITES
      SBA Loan Proceeds                                                         75,000.00
      Principal Payments on SBA Loan Payable                                   (12,105.46)
                                                                           --------------
Net Cash Provided by Financing  Activities                                      62,894.54
                                                                           --------------

Net Increase in Cash & Cash Equivalents                                    $    21,860.82

Cash & Cash Equivalents, Beginning of Year                                       1,657.00
                                                                           --------------
Cash & Cash Equivalents, End of Year                                       $    23,517.82
                                                                           ==============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.
                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income                                                     $  89,507.02
    Adjustments to reconcile net to net cash
       provided by operatinq activities:
            Depreciation and Amortization                              5,874.38

            (Increase) decrease in:
               Accounts Receivable - Trade                          (459,502.86)
               Inventory - Hardware/Software/WIP                    (158,357.36)
               Prepaid Expenses - Other                              (20,868.95)

             Increase (decrease) in:
               Accounts Payable - Trade                              123,795.61
               Accrued Expanses                                         (128.00)
               Payroll Taxes Payable                                 (12,947.55)
               NJ Sales Taxes Payable                                 (8,492.95)
               Loan Payable - SBA                                     59,378.70
               Pledged Acconts Receivable Contingent Liab.           604,794.28
               Other Liabilities                                         846.75
                                                                   ------------
    Total Adjustments:                                               133,773.73
                                                                   ------------

    Net Cash Provided by Operating Activities                      $ 223,280.75
                                                                   ============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.

                          Notes to Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edumedia, Inc., designs, develops, markets, services, and trains by providing software solutions with emerging computer technology. Primarily focussing on implementing the state of art computer knowledge in the school system.

Cash and Equivalents: For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Inventories: Inventories are valued at the lower of cost (determined on a last-in, first-out basis) or market,

Bad debts: The Company has adopted the direct write-off of bad debts method.

Property and Equipment: Equipment, furniture, and improvements are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets by the straight-line method. Property and equipment are estimated to have 5-7 year lives. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes and Retained Earnings: The Company has elected to file as an "S" Corporation for Federal and State income taxes purposes, thus income is taxed to trio shareholders personally. Accordingly, no provision for such taxes has been made in the accompanying financial statements,

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances which may exceed federally insured limits. They historically have not experienced any credit related losses. The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

                 See accountants report on financial statements'

                                 EDUMEDIA, iNC.

                          Notes to Financial Statements

NOTE 3 - INVENTORIES

Work in process-Hardware/Software                                $ 253,522.36
                                                                 ------------
     Total                                                       $ 253,528.36
                                                                 ============

NOTE 4 - PROPERTY AND EQUIPMENT

Property anud equipment at cost less accumulated depreciation and amortization, consists of the following:

    Equipment                                                    $  34,362.23
    Office furniture & Fixtures                                        520.00
    Computer software                                                2,068.00
                                                                 ------------
       Subtotal                                                     36,950.23

    Less accumulated depreciation and amortization                  26,564.51
                                                                 ------------

       Net Book Value                                            $  10,385.72
                                                                 ============

Depreciation expense charged to operations was $ 5,426.38

NOTE 5 - INTANGIBLE ASSETS

Intangible assets consists of deferred financing costs. These costs are being amortized over the life of the loan (10) years.

Amortization expense for the year 1998 was $ 448.00.

                 See accountants report on financial statements

                                  EDUMEDIA, INC

                          Notes to Financial Statements

NOTE 6 - DEBT

The note payable represents an unsecured demand note from SBA with an interest at 10.50%. The maturities of long-term debt outstanding for the next five years are as follows:

        Year Ending December 31,

                         1999                                    $   3,515.84

                         2000                                        3,903.33

                         2001                                        4,333.46

                         2002                                        4,811,04

                         2003                                        5,341,24

                         Thereafter                                 37,473.79
                                                                 ------------

                         Total debt                              $  59,378.70
                                                                 ============



Interest expense for the year ended December 31, 1998 was $ 102,512.96.

NOTE 7 - OPERATING LEASE COMMITMENTS

Following is a summary of rental expenses under all operating leases:

          Office rent                                            $  18,339.00
          Equipment lease                                            2,060.66
                                                                 ------------
                                                                 $  20,399,66
                                                                 ============

NOTE 8 - TRADE - ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

          Current receivables                                    $ 673,929.86
                                                                 ------------
                                                                 $ 673,929.86
                                                                 ============

                 See accountants report on financial statements



[GRAPHIC OMITTED]

                                 EDUMEDIA,, 1NC

                          Notes to Financial Statements

NOTE 9 - OPERATING LEASE COMMITMENTS

The Company leases certain office spaces and equipment under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998.

          Year Ending De"rnber 31,

                  1999                                           $   5,470.44
                  2000                                               5,470.44
                  2001                                               5,470.44
                  2002                                               5,470.44
                  2003                                               3,646.96
                  Thereafter                                            -0-
                                                                 ------------

                  Total minimum payment required                 $  27,352.20
                                                                 ============

NOTE 10 -FACTORED COMMITMENTS AND CONTIGENCIES

The Company is contingently liable on a trade receivable which was sold/factored with recourse in 1998. The trade receivable, which is currently not in default, is due with an unpaid balance of $ 604,794.28 at December 31, 1998.

The Company and certain of its officers are defendants in various lawsuits, some of which seek substantial monetary damages. The lawsuits include those brought against the Company for not meeting its obligations. Management believes the outcome of such lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11- RELATED PARTY TRANSACTIONS

Stockholder loans receivable consists of loan by the Company to the officer of the Company. These amounts are due upon demand and carry no stated interest.

                 See accountants report on financial statements

                                 EDUMEDIA, INC.



                              FINANCIAL STATEMENTS

                          Year Ended December 31, 1999

                                 EDUMEDIA, INC.



                                Table of Contents

                          Year ended December 31, 1999

                                                                  Page Number
                                                                  -----------

         INDEPENDENT AUDITORS' REPORT................................. 1

         FINANCIAL STATEMENTS

                  Balance Sheet....................................... 2-3

                  Statement of Loss................................... 4

                  Statement of Retained Earnings...................... 5

                  Statement of Cash Flows............................. 6-7

                  Notes to the Financial Statements................... 8-12

                               DEMBA & ASSOCIATES
                          Certified Public Accountants

742 US HWY 206 So.                                              912-3 RENATE DR.
BELLE MEAD, NJ 08502                                      HILLSBOROUGH, NJ 08876

TEL: (908) 359-0900                                          TEL: (980) 359-0222
FAX: (908) 359-8511                                          FAX: (908) 359-8573



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Edumedia, Inc.

We have audited the accompanying balance sheet of Edumedia, Inc. as of December 31, 1999 and the related statements of loss and retained earnings and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Edumedia, Inc. as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Hillsborough, New Jersey

July 31, 2000


By: /s/ Demba & Associates
--------------------------
        Demba & Associates

                                  EDUMEDIA INC.
                                  BALANCE SHEET

DECEMBER 31, 1999

                                     ASSETS

CURRENT ASSETS

     CASH, GENERAL OPERATING A/C            $2,083.41
     CASH, CORP. OPERATING A/C               1,647.97
     CASH, PAYROLL A/C                       1,867.70
     ACCOUNTS RECEIVABLE - TRADE           918,556.95
     INVENTORY - HARDWARE/SOFTWARE         220,786.54
     INVENTORY - WORK IN PROCESS           803,344.07
     RENTAL SECURITY DEPOSITS REC.           2,298.85
                                             --------

     TOTAL CURRENT ASSETS                                         1,950,585.49

FIXED ASSETS

     MACHINERY & EQUIPMENT                  86,604.53
     A/D  - MACHINERY & EQUIPMENT         (39,637.51)
                                          -----------

     TOTAL FIXED ASSETS                                              46,967.02

OTHER ASSETS

     DEF.  FINANCING COSTS                  12,617.72
     A/A  - DEF.  FINANCING COSTS          (2,022.00)
         GOODWILL 20,000.00
     COVENANT NOT TO COMPETE                15,000.00
     A/D  - GOODWILL/COVENANT              (7,000.00)
     SHAREHOLDER LOANS REC.                838,632.39
                                           ----------

     TOTAL OTHER ASSETS                                             877,228.11
                                                                    ----------

        TOTAL ASSETS                                             $2,874,780.62
                                                                 =============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                  EDUMEDIA INC.
                                  BALANCE SHEET

                                DECEMBER 31, 1999


LIABILITIES  AND EQUITY


CURRENT LIABILITIES

     ACCOUNTS PAYABLE  - TRADE            $904,372.07
     ACCRUED EXPENSES                       71,524.74
     BANK OVERDRAFT                         41,139.66
     ACCRUED INTEREST PAYABLE               45,568.46
     NOTES PAYABLE - OTHER                  86,500.00
     PAYROLL TAXES PAYABLE                 148,011.04
     NOTES PAYABLE - BRIDGE LOAN           208,616.34
     CURRENT PORTION - LOAN PAY SBA          9,142.52
     DEFERRED REVENUE                      554,546.00
     NJ SALES TAX PAYABLE                   18,423.00
     PLEDGED RECEIVEABLES CONTG LIAB       242,676.69
                                           ----------

     TOTAL CURRENT LIABILITIES                                   2,330,520.52

LONG - TERM LIABILITIES

     LOAN PAYABLE - SBA                    165,814.02
     NOTE PAYABLE - GB CONSULT ACQ.        35,000.00
                                           ---------

     TOTAL LONG - TERM LIABILITIES                                 200,814.02
                                                                   ----------

            TOTAL LIABILITIES                                    2,531,334.54

EQUITY

    CAPITAL STOCK, 10000025 SH O/S       1,195,200.00
    ADDITIONAL PAID IN CAPITAL               9,000.00
    RETAINED EARNINGS - PRIOR               64,209.93
    RETAINED EARNINGS-CURRENT YEAR       (924,963.85)
                                         ------------


TOTAL EQUITY                                                       343,446.08
                                                                   ----------

    TOTAL LIABILITIES AND EQUITY                                $2,874,780.62
                                                                =============





               See accompanying notes to Financial Statements and
                           Independent Auditors Report

                                 EDUMEDIA, INC.
                                INCOME STATEMENT
                   FOR THE 12 PERIODS ENDED DECEMBER 31, 1999


                                             ------YEAR TO DATE  ------
                                         ACTUAL                     PERCENT

REVENUE                               $2,967670.42                   100.0%
                                      ------------                   ------

TOTAL REVENUE                         $2,967670.42                   100.0%
                                      ------------                   ------

     GROSS PROFIT                     $2,967670.42                   100.0%

OPERATING EXPENSES

PURCHASES                            $2,510,836.64                    84.6%
SUBCONTRACTORS                          254,991.73                     8.6%
SALARIES                                340,167.00                    11.5%
COMMISSIONS                               4,762.20                      .2%
PAYROLL TAX EXPENSE                      50,824.22                     1.7%
OFFICE SUPPLIES & STAT'Y                  6,817.84                      .2%
POSTAGE & SHIPPING                       18,902.10                      .6%
PRINTING                                  4,655.92                      .2%
RENT                                     25,668.00                      .9%
REPAIRS & MAINTENANCE                     1,285.80                      .0%
TELEPHONE                                21,890.81                      .7%
UTILITIES                                 7,369.53                      .2%
INSURANCE                                10,056.78                      .3%
PROFESSIONAL DUES & ASSN'S                1,546.70                      .1%
ADVERTISING                              26,351.05                      .9%
INTEREST EXPENSE                        386,035.98                    13.0%
DEPRECIATION                             13,073.00                      .4%
AMORTIZATION                              8,574.00                      .3%
AUTO & TRAVEL                             7,047.33                      .2%
PROFESSIONAL FEES                        70,838.58                     2.4%
CONSULTING FEES                          74,421.19                     2.5%
TRAVEL & LODGING                          3,713.33                      .1%
OFFICE EQUIPMENT RENTAL/LEASE            10,240.56                      .3%
NJ CBT TAX                                  200.00                      .0%
FACTOR FEES                              32,363.98                     1.1%
                                         ---------                     ----

TOTAL OPERATING EXPENSES              3,892,634.27                   131.2%
                                      ------------                   ------

     NET INCOME FROM OPERATIONS        (924,963.85)                  (31.2)%
                                      ------------                  -------

     EARNINGS BEFORE INCOME TAX        (924,963.85)                  (31.2)%
                                      ------------                  -------

     NET INCOME (LOSS)              $  (924,963.85)                  (31.2)%
                                    =======================================

               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                  EDUMEDIA INC.
                    STATEMENT OF RETAINED EARNINGS (DEFICIT)
                      FOR THE YEAR ENDED DECEMBER 31, 1999



RETAINED EARNINGS, BEGINNING OF YEAR                                 $64,209.93


NET INCOME (LOSS)                                                   $(924963.85)
                                                                    ------------



RETAINED EARNINGS, (DECIFIT) , END OF YEAR                         $(860,753.92)
                                                                   =============




               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES
     CASH RECEIVED FROM CUSTOMERS                                $   2,723,043.33
     CASH PAID TO VENDORS, EMPLOYEES &
       OTHER OPERATING EXPENSES                                     (2,931,477.18)
     TAXES PAID                                                        (51,024.22)
     INTEREST EXPENSE                                                 (386,035.98)
                                                                 ----------------

NET CASH (USED) BY OPERATING ACTIVITIES                               (645,494.05)
                                                                 ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     FIXED ASSET ACQUISITIONS - EQUIPMENT                              (49,654.30)
     INTANGIBLE ASSET COSTS - GOODWILL/COVENANT NOT TO COMPETE         (35,000.00)
     INTANGIBLE ASSET COSTS  - DEF. FINANCING                           (8,137.72)
     SHAREHOLDER LOANS                                                (613,575.15)
                                                                 ----------------

NET CASH (USED) BY INVESTING ACTIVITIES                               (706,367.17)
                                                                 ----------------


CASH FLOWS FROM FINANCING ACTIVITIES
     PROCEEDS FROM ISSUANCE OF COMMON STOCK                          1,192,200.00
     SBA LOAN PROCEEDS                                                 120,102.22
     PRINCIPAL PAYMENTS ON SBA LOAN PAYABLE                            (13,359.74)
     BUSINESS ACQUISITION - GB CONSULTING NOTE PAYABLE                  35,000.00
                                                                 ----------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                            1,333,942.18
                                                                 ----------------




NET DECREASE IN CASH & CASH EQUIVALENTS                          ($     17,918.74)

CASH & CASH EQUIVALENTS, BEGINNING OF THE YEAR                          23,517.08
                                                                 ----------------


CASH & CASH EQUIVALENTS, END OF THE YEAR                         $       5,599.08
                                                                 =============---


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.
                            STATEMETNT OF CASH FLOWS
                       FOR THE YEAR ENDED DECEMBER 31,1999



CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income  (Loss)                                        ($  924,963.85)
     Adjustments to reconcile net to net cash
          Provided by operating activities:
                Depreciation and Amortization                       21,647.00

         (Increase) decrease in:
                Accounts Receivable - Trade                       (244,627.09)
                Inventory - Hardware/Software                       32,741.82
                Inventory - Work-In-Process                       (803,344.07)
                Prepaid Expenses                                    21,976.85
                Rental Security Deposit Rec                         (2,298.85)

         Increase (decrease) in:
                Accounts Payable - Trade                           559,137.46
                Accrued Expenses                                    61,524.74
                Payroll Taxes Payable                              127,485.59
                NJ Sales Taxes Payable                              15,841.95
                Notes Payable - Other                               86,500.00
                Loan Payable - SBA                                   5,222.02
                Deferred Revenue                                   554,546.00
                Pledged Accounts Receivable Contingent Liab       (243,591.84)
                Other Liabilities                                   86,708.12
                                                               --------------
Total Adjustments                                                  279,469.80

Net cash (Used) by Operating Activities                        ($  645,494.05)
                                                               ==============


               See accompanying notes to Financial Statements and
                          Independent Auditors' Report

                                 EDUMEDIA, INC.

                          Notes to Financial Statements

NOTE 1 - Significant Accounting Policies

Description of Business:  Edumedia, Inc. designs,  develops,  markets, services, and trains by providing software solutions with emerging computer technology. Primarily focusing on implementing the state of art computer knowledge in the school system.

Cash and Equivalents: For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Inventories: Inventories are valued at the lower of cost (determined on a last-in, first-out basis), or market.

Bad Debts:  The Company has adopted the direct write-off of bad debts method.

Property and Equipment: Equipment, furniture, and improvements are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets by the straight-line method. Property and equipment are estimated to have 5-7 year lives. Repairs and maintenance expenditures, which do not extend the useful lives of the related assets, are expensed as incurred.

Goodwill: Goodwill and covenant not to compete represents the excess of purchase price of companies acquired over the fair market value of their net assets at the date of acquisition and is being amortized on the straight line method over 5 years.

Income Taxes and  Retained  Earnings:  The company has elected to file as an "S"
     Corporation for federal and State income taxes purposes, thus income is taxed to the shareholders personally. Accordingly, no provision for such taxes has been made in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions, it may undertake in the future, they may ultimately differ from actual results.


                 See accountants' report on financial statements

                                 EDUMEDIA, INC.

                          Notes to Financial Statements


NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances, which may exceed federal insured limits. They historically have not experienced any credit related losses. The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

NOTE 3 - INVENTORIES

Hardware/Software                                                             $220,786.54
Work in Process                                                                803,304.07
                                                                               ----------

                                                           Total            $1,024,130.61
                                                                            =============


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at cost, less accumulated depreciation and amortization, consist of the following:

     Equipment                                                                $ 84,016.53
     Office furniture & Fixtures                                                   520.00
     Computer Software                                                           2,068.00
                                                                                 --------
                                                        Subtotal              $ 86,604.53

     Less Accumulated Depreciation and
       Amortization                                            -                39,637.51
                                                                                ---------

                                                  Net Book Value              $ 46,967.02
                                                                              ===========

Depreciation Expense charged to Operations was      $ 13,073.00.

Amortization Expense for the year 1999 was          $  8,574.00.



                 See Accountants' report on financial statements

                                 EDUMEDIA, INC.

                          Notes to Financial Statements


NOTE 5 - DEBT

The note payable represents two (2) secured demand notes from SBA with an interest at 10.50% for $75,000.00 and $100,000.00 maturing in ten years in the year 2007, and 2009 respectively. The note is secured by a second mortgage on land and buildings of the principal residence of the shareholder and also by the first security interest filing substantially by all of its corporate assets. Also additionally a bride loan for $208,616.34 from a private lender at 20% is due when financing is secured by the Company. The matures of long-term debt outstanding for the next five years are as follows:

Year Ending December 31,

     2001                                                                      $11,645.06
     2002                                                                       12,940.21
     2003                                                                       14.379.62
     2004                                                                       15,979.11
     2005                                                                       17,756.58

     Less Current Portion                                                        9,142.52

     Thereafter                                                                 93,113.44
                                                                                ---------

       Total debt                                                            $ 165,814.02
                                                                             ============

Interest expense for the year ended December 31, 1999 was                    $ 386,035.98


NOTE 6 - OPERATING LEASE COMMITMENTS

Following is a summary of rental expenses under all operating leases:

Office Rent                                                                   $ 25,668.00
Equipment Lease                                                                 10,240.56
                                                                                ---------
                                                                              $ 35,908.56
                                                                              ===========

                 See Accountants' report on financial statements

                                 EDUMEDIA, INC.

                          Notes to Financial Statements

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of deferred financing costs, good will and covenant not to compete. Deferred financing costs are being amortized over the life of the loan (10) years.

NOTE 8 - TRADE-ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

     Current receivables                                            $ 918,556.95
                                                                    ============


NOTE 9 - OPERATING LEASE COMMITMENTS

The Company leases certain office spaces and equipment under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1999.

     Year Ending December 31,

     2000                                                              $5,470.44
     2001                                                               5,470.44
     2002                                                               5,470.44
     2003                                                               3,646.96
     Thereafter                                                              .00
                                                                     -----------

     Total Minimum Payment Required                                  $ 20,058.28
                                                                     ===========


NOTE 10 - FACTORED COMMITMENTS AND CONTINGENCIES

The Company is contingently liable on a trade receivable, which was sold/factored with recourse in 1999. The trade receivable, which is currently, not in default, is due with an unpaid balance of $242,676.69 at December 31, 1999.

                 See Accountants' report on financial statements

                                 EDUMEDIA, INC.

                          Notes to Financial Statements


The Company is currently party to various legal proceedings. While management, including counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have any adverse effect on the Company's financial position or overall trends in results of the litigation is subject to inherent uncertainties.

NOTE 11 - RELATED PARTY TRANSACTIONS

Stockholder loans receivable consists of loan by the Company of the officer of the Company. These amounts are due upon demand and carry no state interest.

NOTE 12 - ADDITIONAL STOCK

During the year, the Company amended its articles of incorporation to issue additional shares of common stock of no par value from one thousand to ten million shares. The additional shares of common stock were in turn issued to investors of the Company during the year at various periods.

NOTE 13 - ACQUISTIONS

The Company acquired 100% of the outstanding share capital of G B Consulting in a cash transaction. The purchase price was comprised of cash consideration of $35,000.00 in respect of common shares except for the accounts receivable.

Equipment-net book value                                             $ 26,582.00
                                                                     ===========

Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $924,963.85 during the year ended December 31, 1999, and as of that date, the Company's current liabilities exceeded its current assets by $533,782.03. Those factors, as well as the uncertain conditions that the Company faces regarding its loan agreements (as discussed in Note 6) create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to raise capital through an issuance of additional stock offering to investors. The ability of the Company to continue as a going concern is dependent on acceptance of the plan by the Company's creditors and the plan's success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                 See Accountants' report on financial statements

                                  EDUMEDIA,INC

                        CONSOLIDATED FINANCIAL STATEMENTS

                     For the period ended September 30, 2000

                                  EDUMEDIA, INC

                                TABLE OF CONTENTS

                     For the period ended September 30, 2000

                                                                     Page Number
                                                                     -----------

ACCOUNTANT'S REPORT ........................................................1

FINANCIAL STATEMENTS

   Consolidated Balance Sheets..............................................2-3

   Consolidated Statements of Income........................................4

   Consolidated Statements of Retained Earnings.............................5

   Consolidated Statements of Cash Flows....................................6-7

   Notes to the Consolidated Financial Statements...........................8-10

                              DEMBA & ASSOCIATES
                          CERTIFIED PUBLIC ACCOUNTANT

                      742 US HWY 206 S0.    912-3 RENATE DRIVE
                   BELLE MEAD, NJ 08502     HILLSBOROUGH, NJ 08844
                    TEL. (908) 359-0900     TEL. (908) 359-0222
                     FAX (908) 359-8511     FAX (908) 3S9-8573

To the Board of Directors and Shareholders of Edumedia, Inc.
Marmora, NJ

We have reviewed the accompanying balance sheet of Edumedia, Inc, as of September 30, 2000, and the related statements of income, changes in stockholders' equity. and cash flows for the nine-month period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Edumedia. Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on my review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

December 16, 2000

By: /s/ Damba & Associates
--------------------------
        Damba & Associates

                                  EDUMEDIA INC.
                                  BALANCE SHEET
                               SEPTEMBER 30, 2000

                                     ASSETS

CURRENT ASSETS

    CASH, GENERAL OPERATING A/C     $       300.70
    CASH, CORP. OPERATING A/C            55,338.10
    ACCOUNTS RECEIVABLE - TRADE         983,980.48
    PREPAID EXPENSES                      9,460.15
    INVENTORY - HARDWARE/SOFTWARE       198,836.59
    INVENTORY - WORK IN PROCESS         174,573.45
    RENTAL SECURITY DEPOSITS REC          2,298.85
                                    --------------
    TOTAL CURRENT ASSETS                                     1,424,788.32

FIXED ASSETS                        .

    MACHINERY & EQUIPMENT                86,604.53
    A/D - MACHINERY & EQUIPMENT         (49,441.51)
                                    --------------
    TOTAL FIXED ASSETS                                          37,163.02

OTHER ASSETS

   DEF. FINANCING COSTS                  12,617.72
   A/A - DEF. FINANCING COSTS            (8,453.00)
   GOODWILL                              20,000.00
   COVENANT NOT TO COMPETE               15,000.00
   A/A - GOODWILL/COVENANT              (12,250.00)
   SHAREHOLDER LOANS REC                256,438.00
                                    --------------

   TOTAL OTHER ASSETS                                         283,352.72
                                                           --------------
        TOTAL ASSETS
                                                           $ 1,745,304.06
                                                           ==============


             The accompanying Notes to the Financial Statements are
                  an integral part of this financial statement

                                  EDUMEDIA INC.
                                  BALANCE SHEET
                               SEPTEMBER 30, 2000

                             LIABILITIES AND EQUITY

CURRENT LIABILITIES

    ACCOUNTS PAYABLEo  TRADE              $   454,959.99
    ACCRUED EXPENSES                         1,21,677.57
    BANK OVERDRAFT                             68,926.70
    ACCRUED INTEREST PAYABLE                   82,365.84
    NOTES PAYABLE - OTHER                      86,500.00
    PAYROLL TAXES PAYABLE                     179,416.54
    NOTES PAYABLE - BRIDGE LOAN               208,616.34
    CURRENT PORTION - LOAN PAY SBA              9,142.52
    NJ SALES TAX PAYABLE                       17,245.98
    PLEDGED RECEIVABLES CONTG LIAB             39,262.44
                                          --------------
    TOTAL CURRENT LIABILITIES                                     1,268,113.92

LONG-TERM LIABILITIES

    LOAN PAYABLE - SBA                        157,845.45
                                          --------------
    TOTAL LONG-TERM LIABILITIES                                     157,845.45
                                                                 -------------
         TOTAL LIABILITIES                                        1,425,959.37

EQUITY

    CAP STK 20 MIL AUTH 7303938 OS          1,195,200.00
    ADDITIONAL PAID IN CAPITAL                  9,000.00
    RETAINED EARNINGS - PRIOR                (860,753.92)
    RETAINED EARNINGS-CURRENT YEAR            574,254.61
    TREAS STK 2973160 SH HLD BY CO           (598,356.00)
                                          --------------

    TOTAL EQUITY                                                    319,344.69
                                                                 -------------
         TOTAL LIABILITIES AND EQUITY
                                                                 $1,745,304.06
                                                                 =============


             The accompanying Notes to the Financial Statements are
                  an integral part of this financial statement

                                  EDUMEDIA INC.
                                INCOME STATEMENT
                   FOR THE 9 PERIODS ENDED SEPTEMBER 30, 2000

                             +---- YEAR TO DATE ---+
                                 ACTUAL PERCENT

REVENUE

REVENUE                                 $  1,234,749.62       100.0%
                                        ---------------       -----
TOTAL REVENUE                              1,234,749.62       100.0
                                        ---------------       -----
         GROSS PROFIT                      1,234,749.62       100.0

OPERATING EXPENSES

PURCHASES                                    325,261.46        26.3
SUBCONTRACTORS                                 6,576.84          .5
SALARIES                                     135,420.25       11.0,
COMMISSIONS                                   75,067.71         6.1
PAYROLL TAX EXPENSE                           15,324.61         1.2
OFFICE SUPPLIES & STAT'Y                       8,363.59          .7
POSTAGE & SHIPPING                             3,716.10          .3
RENT                                          16,689.96         1.4
TELEPHONE                                     13,853.98         1.1
UTILITIES                                      2,755.19          .2
INSURANCE                                      4,983.00          .4
ADVERTISING                                    1,672.00          .1
BANK CHARGES                                     625.42          .1
INTEREST EXPENSE                              39,838.50         3.2
DEPRECIATION                                   9,804.00          .8
AMORTIZATION                                  11,681.00          .9
AUTO & TRAVEL                                  6,328.29          .5
PROFESSIONAL FEES                             41,406.87         3.4
LICENSE & REGISTRATION FEES                       35.00          .0
EMPLOYEE BENEFITS                                716.93          .1
MEALS & ENTERTAINMENT                          4,471.99          .4
TRAVEL & LODGING                               2,231.22          .2
MISCELLANEOUS                                    282.10          .0
OFFICE EQUIPMENT RENTAL/LEASE                  1,076.82          .1
BAD DEBT EXPENSE                               5,512.94          .4
GAIN ON EXTINGUISHMENT OF DEBT               (73,200.76)       (5.9)
                                        ---------------       -----
TOTAL OPERATING EXPENSES                    660,4951.01        53.5
                                        ---------------       -----
  NET INCOME FROM OPERATIONS                 574,254.61        46.5
                                        ---------------       -----
  EARNINGS BEFORE INCOME TAX                 574,254.61        46.5
                                        ---------------       -----
  NET INCOME                            $    574,254 61        46.5%
                                        ===============       =====


             The accompanying Notes to the Financial Statements are
                  an integral part of this financial statement

                                 EDUMEDIA, INC.
                         STATEMENT OF RETAINED EARNINGS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000


Retained Earnings (deficit), Beginning of Year            ($   860,753.92)

Net Income

                                                               574,254.61
                                                          ---------------
Retained Earnings (deficit), End of Period                ($   296,499.31)
                                                          ===============


             The accompanying Notes to the Financial Statements are
                  an integral part of this financial statement

                                 EDUMEDIA, INC.
                             STATEMENT OF CASH FLOWS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000

CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES
        Cash Received from Customers                                 $   1,169,326.09
        Cash Paid to Vendors, Employees & Other Operating Expenses      (1,004,993.08)
        Taxes Paid                                                         (15,324.61)
        Interest Expense                                                   (39,838.50)
                                                                     ----------------

Net Cash Provided by Operating Activities                                  109,169.90
                                                                     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
        Shareholder Loans                                                  582,194.39
        Treasury Stock acquired (#2,973,160) shares held
              by Company                                                  (598,356.00)
                                                                     ----------------

Net Cash (Used) by Investing activities                                    (16,161.61)
                                                                     ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
        Principal Payments on SBA Loan Payable                              (7,968.57)
        Note Payable - GB Consulting Acq                                   (35,000.00)
                                                                     ----------------

Net Cash (Used) by Financing Activities                                    (42,968.57)
                                                                     ----------------



Net Increase in Cash & Cash Equivalents                                     50,039.72

Cash & Cash Equivalents, Beginning of Year                                   5,599.08
                                                                     ----------------

Cash & Cash Equivalents, End of Year                                 $      55,638.80
                                                                     ================


             The accompanying Notes to the Financial Statements are
                  an integral part of this financial statement

                                 EDUMEDIA, INC.
                             STATEMENT OF CASH FLOWS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000

CASH FLOWS FROM OPERATING ACTIVITIES
        Net Income                                                        $   574,254.61
        Adjustments to reconcile net cash provided by
              operating activities:
                     Depreciation and Amortization                             21,485.00

                     (Increase) decrease in:
                           Accounts Receivable - Trade                        (65,423.53)
                           Inventory - Hardware / Software                     21,949.95
                           Inventory - Work-In-Process                        628,770.62
                           Prepaid Expenses                                    (9,460.15)

                     (Increase) decrease in:
                           Accounts Payable - Trade                          (449,412.08)
                           Accrued Expenses                                    50,152.83
                           Payroll Taxes Payable                               31,405.50
                           NJ Sales Taxes Payable                              (1,177.02)
                           Accrued Interest Payable                            36,797.38
                           Deferred Revenue                                  (554,546.00)
                           Pledged Accounts Receivable Contingent Liab       (203,414.25)
                           Other Liabilities                                   27,787.04
                                                                          --------------

        Total Adjustments                                                    (465,084.71)
                                                                          --------------



        Net Cash Provided by Operating Activities                         $   109,169.90
                                                                          ==============


             The accompanying Notes to the Financial Statements are
                  an integral part of this financial statement

                                 EDUMEDIA, INC.

                 Notes to the Consolidated Financial Statements

                     For the period ended September 30, 2000


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edumedia, Inc. designs, develops, markets, services, and trains by providing software solutions with emerging computer technology. Primarily focussing on implementing the state of art computer knowledge in the school system.

Cash and Equivalents: For the purpose of the statements of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Inventories: Inventories are valued at the lower of cost (determined on a last-in, first-out basis) or market.

Bad debts: The Company has adopted the direct write-off of bad debts method.

Property and Equipment: Equipment, furniture, and improvements are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets by straight-line method. Property and equipment are estimated to have 5-7 year lives. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred

Goodwill: Goodwill and covenant not to compete represent the excel of purchase price of companies acquired over the fair market value of their net assets at the date of acquisition and is being amortized on the straight line method over 5 years.

Income Taxes and Retained Earnings: The Company has elected to file as an "S" Corporation for Federal and State income taxes purposes, thus income is taxes to the shareholders personally. Accordingly, no provision for such has been made in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they ultimately differ from actual results.

              See accountant's report on the financial statements.

                                 EDUMEDIA, INC.

                 Notes to the Consolidated Financial Statements

                     For the period ended September 30, 2000


NOTE 2 - CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances which may exceed federally insured limits. They historically have not experienced any credit related losses. The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

NOTE 3 - INVENTORIES

         Hardware / Software                                $ 198,836.59
         Work in process                                      174,573.45
                                                            ------------
                                     Total                  $ 373,410.04

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at cost, less accumulated depreciation and amortization, consists of the following:

         Equipment                                          $  84,016.53
         Office furniture                                         520.00
         Computer software                                      2,068.00
                                                            ------------
            Subtotal                                        $  86,604.53

         Less accumulated depreciation and amortization         49441.51
                                                            ------------

            Net Book Value                                  $  37,163.02
                                                            ============

Depreciation expense charged to operations was $9,804.00

Amortization expense for the nine months ended was $11,681.00


              See accountant's report on the financial statements.

                                 EDUMEDIA, INC.

                 Notes to the Consolidated Financial Statements

                     For the period ended September 30, 2000


NOTE 5 - DEBT

The note payable represents two secured demand note from SBA with an interest at 10.50% for $75,000 and $100,000 maturing in ten years in the year 2007 and 2009 respectively. The note is secured by a second mortgage on land and buildings on the principal residence of the shareholder and also by a first security interest filing substantially by all its corporate assets. Also additionally a bridge loans for $208,616.34 from private lenders at 20% are due when financing is secured by the Company.

Interest expense for the period ended June 30, 2000 was $39,838.50

NOTE 6 - INTANGIBLE ASSETS

Intangible assets consist of deferred financing costs, goodwill and covenant not to compete. Deferred financing costs are being amortized over the life of the loan (10) years.

NOTE 7 - TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

         Current receivable                                 $   983,980.48
                                                            ==============

NOTE 8 - FACTORED COMMITMENTS AND CONTINGENCIES

The Company is continently liable on a trade receivable, which was sold / factored with recourse in 2000. The trade receivable, which is currently is default, is due with an unpaid balance of $99,990 at September 30, 2000. An agreement with the factor for payments has been reached commencing from July 1, 2000 of $3,333 for thirty equal consecutive monthly installments of principal and interest at 27% is due on December 1, 2002

The Company is current party to various legal proceedings. While management, including counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have any adverse effect on the Company's financial position or overall trends in results of the litigation is subject to inherent uncertainties.


     See accountant's report on the financial statements.

                                 EDUMEDIA, INC.

                 Notes to the Consolidated Financial Statements

                     For the period ended September 30, 2000


NOTE 9 -  STOCKHOLDERS' DEBT

During the year, the shareholders approved an increase in authorized common stock from 10 million shares to 20 million shares.

NOTE 10 - RELATED PARTY TRANSACTIONS

Stockholder loans receivable consists of a loan by the Company to the officer of the Company. These amounts are due upon demand and carry no state interest.




              See accountant's report on the financial statements.


                                       11

PART III

Item 1. Index to and Description of Exhibits.

Exhibit           Exhibit

Number            Name
------            ----

2.1               Certificate   and   Agreement  of  Merger

3.(i)             Articles of Incorporation

3.(ii)            Bylaws of the Registrant.

5                 Legal Review Summary of the Registrant.

10                Asset Purchase Agreement

99.1              Certificate  of  Incorporation

99.2              Certificate of Issuer

99.3              SEC Form D filed by the Registrant.

99.4              New York Form M-11 filed by the Registrant.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EDUMEDIA SOFTWARE SOLUTIONS CORP.
---------------------------------
(Registrant)

Date:  December 22, 2000
-----  -----------------

By: /s/ John P.Daglis
---------------------
        John P. Daglis
        President, CEO